UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

GENCO SHIPPING & TRADING LIMITED

(Name of Subject Company)

GENCO SHIPPING & TRADING LIMITED

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2685T131
(CUSIP Number of Class of Securities)

Peter Allen
Chief Financial Officer
299 Park Avenue, 12th Floor
New York, New York 10171
(646) 443-8550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kai H.E. Liekefett Reuben Zaramian Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Thomas E. Molner J. Michael Mayerfeld Herbert Smith Freehills Kramer (US) LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Genco Shipping & Trading Limited, a Marshall Islands corporation (“Genco” or the “Company”). Genco’s principal executive offices are located at 299 Park Avenue, 12th Floor, New York, New York 10171. Genco’s telephone number at this address is (646) 443-8550.

Securities

The title of the class of equity securities to which this Statement relates is Genco’s common stock, par value $0.01 per share (the “Common Stock” or the “Shares”). All references in this Statement to the “Shares” shall include the associated rights to purchase shares of Series B Preferred Stock, par value $0.01 per share (the “Rights”), issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, that Second Amendment, dated May 1, 2026, and as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as rights agent (the “Rights Agreement”). As of May 14, 2026, there were 43,577,051 shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Genco, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. Genco’s website address is https://www.gencoshipping.com/. The information on Genco’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by Diana Shipping Inc., a Marshall Islands corporation (“Diana”) and 4 Dragon Merger Sub Inc., a Marshall Islands corporation and a direct wholly-owned subsidiary of Diana (the “Purchaser”), to purchase all of the issued and outstanding Shares, other than Shares held in treasury by Genco, for $23.50 per Share in cash, without interest and less any required withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Schedule TO”) filed by the Purchaser and Diana, with the Securities and Exchange Commission (the “SEC”) on May 4, 2026.

According to the Schedule TO, the purpose of the Offer is for Diana through the Purchaser to acquire control of Genco and ultimately any and all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer, which is 5:00 p.m., New York City time, on June 2, 2026, unless extended or earlier terminated by the Purchaser (the “Expiration Date”). Diana has stated that, if Diana and the Purchaser extend the Offer, Diana will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

Diana has also stated that it intends to nominate and solicit proxies for the election of director nominees for election to the board of directors of Genco (the “Genco Board”) at Genco’s 2026 Annual Meeting of Shareholders (the “2026 Annual Meeting”).

The Schedule TO provides that the Offer is subject to numerous conditions, including the following:

•	Merger Agreement Condition. Genco shall have entered into a definitive merger agreement with Diana and the Purchaser substantially in the form of the merger agreement attached to the Schedule TO as Annex A thereto (the “Diana/Genco Merger Agreement”), with (i) changes required to reflect the Top-Up Option (as defined in the Schedule TO), (ii) changes required to reflect completion of the Offer followed by a second-step merger under Section 96 of the Marshall Islands Business Corporations Act
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(the “BCA”), (iii) disclosure schedules provided by Genco that are reasonably acceptable to Diana, and (iv) any other changes mutually agreed between Diana and Genco.

•	Minimum Tender Condition. Genco shareholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, together with the Shares already owned by Diana, constitutes at least a majority of the then-outstanding Shares on a fully diluted basis (which includes all Shares issuable upon the exercise, conversion, exchange or settlement of any options, rights, awards or securities that are exercisable for, settled in or convertible into Shares then outstanding regardless of whether or not then vested, convertible or exercisable).

•	Poison Pill Removal Condition. Either (i) the Rights Agreement shall have been validly terminated and all of the Rights shall have been redeemed or (ii) the Rights Agreement shall have been otherwise made inapplicable to the Offer, the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger), and Diana and its affiliates.

•	Affiliate Transaction Condition. The Genco Board shall have validly approved the Diana/Genco Merger Agreement and the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger) for purposes of Article M of Genco’s Amended and Restated Articles of Incorporation (as amended and in effect, the “Genco Articles of Incorporation”), which prohibits Genco from entering into any transaction, agreement, or arrangement with any shareholder of Genco (such as Diana) without the approval of either a majority of the Genco Board (excluding any directors that have or are designated by a party that has a material interest in the transaction) or the holders of a majority of the then-outstanding shares of capital stock of Genco (excluding any Genco shareholders that have a material interest in the transaction) such that Article M of the Genco Articles of Incorporation would not prohibit, restrict, or apply to the Diana/Genco Merger Agreement or the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger).

•	Competition Laws Condition. Any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority required to consummate the Offer and the second-step merger shall have expired or been obtained.

•	Injunction Condition. No governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or the second-step merger illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the second-step merger.

•	Material Adverse Effect Condition. There shall not have occurred any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. The term “Material Adverse Effect” means any events, circumstances, changes, developments, or effects that, individually or taken together with all other events, circumstances, changes, developments or effects, are or would reasonably be expected to be material and adverse to the condition (financial or otherwise), results of operations, business, assets or properties of Genco and its subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any event, circumstance, change, development, or effect to the extent arising out of or resulting from (i) any failure of Genco to meet any projections or forecasts or any decrease in the market price of Common Shares (it being understood and agreed that any event, circumstance, change, development or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Material Adverse Effect), (ii) any events, circumstances, changes, developments or effects that affect the dry bulk shipping industry generally, (iii) any general market, economic, financial or political conditions, or outbreak of hostilities or war, in the United States or elsewhere, (iv) the announcement or commencement of this Offer to Purchase, (v) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Offer to Purchase, or the taking of any action at the written request of or with the prior written consent of Diana, (vi) earthquakes, hurricanes or other natural disasters, or (vii) changes in applicable law or U.S. generally accepted accounting principles, which in the case of each of clauses (ii), (iii), (vi) and (vii) do not disproportionately affect Genco and its Subsidiaries, taken as a whole, relative to other participants in the dry bulk shipping industry in the geographic regions in which Genco and its subsidiaries operate.
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•	Compliance Condition. Genco shall not have taken any action or actions that would have constituted a breach in any material respect of the interim operating provisions set forth in Section 6.1 of the Diana/Genco Merger Agreement as if such agreement had been entered into as of the date of this Offer.

If any such condition is not satisfied before the Expiration Date, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in the Schedule TO, retain all such Shares until the expiration of the Offer as so extended, (iii) to the extent permitted by applicable law, waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not validly withdrawn or (iv) delay acceptance of Shares for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

According to the Schedule TO, the foregoing conditions are for the sole benefit of Diana and the Purchaser and may be asserted by them in their discretion or may be waived by them in their discretion, in whole or in part, at any time and from time to time before the Expiration Time, subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer. For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

According to the Schedule TO, the principal business address of the Purchaser and Diana is Pendelis 16, Palaio Faliro, Athens, Greece J3, 175 64, where the business phone number is +30-210-947-0100.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Purchaser or Diana or their officers or directors, or actions or events with respect to any of them, Genco takes no responsibility for the accuracy or completeness of such information or for any failure by the Purchaser or Diana to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from Genco’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on May 7, 2026 (the “2026 Proxy Statement”), relating to the Annual Meeting, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Genco or any of its affiliates, on the one hand, and (i) Genco or any of its executive officers, directors or affiliates, or (ii) the Purchaser or Diana or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) contains the following sections from the 2026 Proxy Statement: “Beneficial Ownership of Directors and Executive Officers,” “Executive Compensation — Compensation Discussion and Analysis,” “Executive Compensation — 2025 Summary Compensation Table,” “Executive Compensation — 2025 Grants of Plan-Based Awards,” “Executive Compensation — Outstanding Equity Awards at 2025 Fiscal Year End,” “Executive Compensation — 2025 Option Exercises and Stock Vested,” and “2025 Director Compensation.”

Any information contained in the sections from the 2026 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Purchaser

According to the Schedule TO, the Purchaser and its affiliates beneficially owned, in the aggregate, 6,413,151 Shares as of May 4, 2026. The Shares owned by the Purchaser and its affiliates represent 14.7% of the issued and outstanding Shares as of May 14, 2026.

Shares Held by Non-Employee Directors and Executive Officers of Genco

As a group, the non-employee directors and executive officers of Genco hold an aggregate of approximately 873,290 Shares as of May 14, 2026. If Genco’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of Genco who tender their Shares. If the non-employee directors and executive officers were to tender all 873,290 Shares owned by them for purchase pursuant to the Offer and those

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Shares were purchased by the Purchaser and its affiliates for $23.50 per Share, then the non-employee directors and executive officers would receive an aggregate amount of approximately $20.5 million in cash. To the knowledge of Genco, none of Genco’s non-employee directors or executive officers currently intends to tender any of their Shares in connection with the Offer.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of Genco

Set forth below is a discussion of the treatment in connection with the Offer of various equity incentive compensation awards held by Genco’s non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors and executive officers will receive the same $23.50 per Share consideration being offered to all other shareholders of Genco in connection with the Offer. The Offer, if consummated according to its terms, would constitute a change in control of Genco as defined in the plan under which the awards were granted.

As of May 14, 2026, certain non-employee directors and executive officers of Genco held equity awards issued pursuant to the Genco Shipping & Trading Limited Amended and Restated 2015 Equity Incentive Plan (the “Equity Incentive Plan”), with the vesting provisions of such equity awards modified by the Genco Shipping & Trading Limited Employee Retention Plan (the “Employee Retention Plan” and, together with the Equity Incentive Plan, the “Plans”), which are filed as Exhibits (e)(2) and (e)(3) to this Statement, respectively, and incorporated herein by reference. In such circumstances where it applies, the Employee Retention Plan supersedes the payments and other benefits payable under existing employment agreements and equity award agreements to which Genco’s named executive officers (“NEOs”) are parties.

For purposes of the Plans, a “change in control” generally occurs when: (i) any individual, entity or group becomes the beneficial owner of securities of Genco representing more than fifty percent (50%) or more of the combined voting power of Genco; (ii) the merger, consolidation, reorganization or other similar event of Genco or any of its subsidiaries, as a result of which the holders of the voting stock of Genco immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold at least fifty percent (50%) of the aggregate voting power; or (iii) all or substantially all of Genco’s assets are sold in one or more related transactions within a twelve (12)-month period to any person, other than such a sale to (x) a subsidiary of Genco which does not involve a change in the equity holdings of Genco or (y) any company or entity owned, directly or indirectly, by shareholders of Genco in substantially the same proportions as their ownership of common stock of Genco. Under the Employee Retention Plan, a “change in control” also occurs if any individual, entity or group (a) becomes the beneficial owner of securities of Genco representing more than forty percent (40%) of the combined voting power of Genco’s then outstanding voting securities and (b) is required to file a Schedule 13D or (c) fifty (50%) or more of the members of the Genco Board are replaced during any twelve (12)-month period by directors whose appointment or election is not endorsed by a majority of the Genco Board before the date of such appointment or election.

Under the Employee Retention Plan, (i) “cause” generally includes material financial malfeasance, conviction of certain kinds of crimes, willful gross neglect or misconduct in carrying out duties for Genco that cause Genco material economic harm or failure to perform such duties at all and (ii) “good reason” includes material diminution in cash compensation opportunities, title, authority, duties or responsibilities (including, as to John C. Wobensmith, those as Chairman of the Genco Board), material changes in geographic location, material breach by Genco of its agreements with the applicable employee or failure of a successor to expressly assume and perform the Employee Retention Plan. Cause and good reason are also subject to customary notice and cure rights.

Under the Equity Incentive Plan, to the extent that there is an employment, severance or other agreement governing the relationship between a grantee and Genco, or in the case of a member of the Genco Board, which agreement contains a definition of “cause,” cause shall consist of those acts or omissions that would constitute “cause” under such agreement or document. For all other grantees, “cause” includes (i) any failure by the grantee to substantially perform the grantee’s employment or other duties; (ii) any excessive unauthorized absenteeism by the grantee; (iii) any refusal by the grantee to obey the lawful orders of the Genco Board or any other person or administrator to whom the grantee reports; (iv) any act or omission by the grantee that is or may be injurious to Genco, monetarily or otherwise; (v) any act by the grantee that is inconsistent with the best interests of Genco; the grantee’s material violation of any of Genco’s policies, including, without limitation, those policies relating to discrimination or sexual harassment; (vi) the grantee’s unauthorized removal from the premises of Genco or an affiliate of any document (in any medium or form) relating to Genco or an affiliate or the customers or clients of Genco or an affiliate or disclosure

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to any person or entity of any of Genco’s, or its affiliates’ confidential or proprietary information; (vii) the grantee’s commission of any felony, or any other crime involving moral turpitude; and (viii) the grantee’s commission of any act involving dishonesty or fraud. To the extent that there is an employment, severance or other agreement governing the relationship between a grantee and Genco, which agreement contains a definition of “good reason,” good reason shall consist of those acts or omissions that would constitute “good reason” under such agreement or document.

Employee Retention Plan

In circumstances where the Employee Retention Plan applies, it supersedes the payments, other benefits provided, and other terms under existing employment agreements of our NEOs and equity award agreements to which our NEOs and other employees are parties as described below under “Employment Agreements” and “Accelerated Vesting of Equity Awards.”

The severance payments and other benefits provided under the Employee Retention Plan are subject to a “double trigger” requirement, meaning that they would only become payable upon a qualifying termination, which includes a participant’s involuntary termination of employment without “cause” or resignation for “good reason” (each as defined in the Employee Retention Plan) within a two-year period following a “change in control” (as defined in the Employee Retention Plan).

If the severance payments and benefits under the Employee Retention Plan would trigger an excise tax for an employee under Section 4999 of the Internal Revenue Code of 1986 (the “Code”), such employee’s severance payments and benefits will be either reduced to a level at which the excise tax is not triggered or paid in full (which would then be subject to the excise tax), whichever results in the better net after-tax position for such employee.

With regard to Messrs. Wobensmith, Allen, and Christensen, the Employee Retention Plan provides that upon occurrence of a “double trigger” event described above as to such executive, such executive will receive severance payments and benefits using formulas and in amounts substantially the same as would apply under his existing employment agreement and equity award agreements as in effect prior to the adoption of the Employee Retention Plan. As for Genco’s Chief Accounting Officer, Joseph Adamo, the Employee Retention Plan provides that upon occurrence of a “double trigger” event described above, he will receive severance payments and benefits using substantially the same formulas as are set forth in the existing employment agreements and equity award agreements of Messrs. Allen and Christensen as in effect prior to the adoption of the Employee Retention Plan. Under the Employee Retention Plan, Messrs. Wobensmith, Allen, Christensen, and Adamo will be subject to certain restrictive covenants, including non-competition and non-solicitation, for a uniform duration of six months for Messrs. Wobensmith, Christensen, and Adamo and twelve months for Mr. Allen, in each case, measured from termination of their employment. These restrictive covenants supersede corresponding covenants under the NEOs’ employment agreements with variable durations depending on the circumstances. With regard to Genco’s other employees, such severance payments and benefits will consist of customary provisions including a payment tied to base salary as well as some or all of the following in amounts proposed by Genco’s management, recommended by the Compensation Committee of the Genco Board (the “Compensation Committee”) and approved by the Genco Board: a multiple of the applicable target bonus opportunity; a bonus for the year in which the qualifying termination occurs, prorated for the length of the employee’s service during the year and reduced by the amount of any bonus already granted or paid for such year; accelerated vesting of their outstanding equity awards (with performance restricted stock units (“PRSUs”) vesting at target); a lump sum payment for the employee’s medical insurance and similar benefits; and outplacement services.

Employment Agreements

Under Mr. Wobensmith’s employment agreement, if Mr. Wobensmith is terminated without cause or resigns for good reason, Genco will pay him a pro rata bonus for the year of termination equal to the amount by which his average short-term annual cash bonus over the three (3) prior years exceeds the value of his cash bonus for the year of termination (prorated for length of employment in the year of termination), plus a lump sum equal to two (2) times the average of his prior three (3) years’ annual incentive awards, plus two (2) times his annualized base salary, and provide medical, dental, long-term disability, and life insurance benefit plan coverage for him and his eligible dependents for a period of two (2) years. Genco’s non-renewal of Mr. Wobensmith’s employment agreement by giving at least ninety (90) days’ notice prior to the end of the then-current term is treated as a termination without cause. If a termination without cause or resignation for good reason occurs within two (2) years after a change in control, (i) the amounts referenced above that are two (2) times become three (3) times, (ii) the medical, dental, long-term disability,

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and life insurance benefit plan coverage period of two (2) years becomes three (3) years, and (iii) the average of his prior three (3) years’ annual incentive awards will instead be the average of his annual incentive awards for the three (3) years immediately preceding the change in control. Mr. Wobensmith’s annual incentive award for a given year is his cash bonus earned for that year. Additionally, if a change in control occurs within nine (9) months after termination of Mr. Wobensmith’s employment by Mr. Wobensmith for good reason or by Genco other than for cause, death, or disability, the total severance compensation and benefits he will be entitled to receive will be the same as provided in the event of such a termination within two (2) years after a change in control.

Mr. Wobensmith’s severance payments under his employment agreement and his equity grant agreements are subject to an “equitable best net” provision with respect to a change in control. In the event of a change in control, Mr. Wobensmith will receive the greater of (x) the amount he would receive if he were paid the full severance amount called for under his employment agreement reduced by the amount of any excise tax under Section 4999 of the Code thereon (which Mr. Wobensmith would pay) and (y) the amount he would receive if his cash severance payments were reduced to the maximum amount that would not result in an excise tax.

Under Genco’s employment agreements with Mr. Allen, Genco’s Chief Financial Officer, and Mr. Christensen, Genco’s Chief Commercial Officer, if either executive is terminated without cause or resigns for good reason, Genco will pay such executive a pro rata bonus for the year of termination (prorated for length of employment in the year of termination), plus a lump sum equal to the bonus for the year of termination plus one (1) year’s annualized base salary, plus any bonus awarded for the year prior to termination if not previously paid. If a termination without cause or resignation for good reason occurs within two (2) years after a change in control, the lump sum payment referenced above is two (2) times. In the event of termination of either executive’s employment due to his death or disability, Genco will pay him, or his estate, the amount of the bonus awarded for the prior year to the extent not previously paid. Severance bonuses are payable at target unless an amount higher than target has been determined, in which the higher amount is payable. If no target has been determined for the year in which termination occurs, the prior year’s target would be used. Both executives’ severance payments under their employment agreements and their equity grant agreements are subject to an “equitable best net” provision with respect to a change in control. Each executive may elect to continue his existing medical and dental benefits under Genco’s plans in accordance with COBRA, and is entitled to reimbursement for the out-of-pocket cost of such continued coverage during his non-competition period unless such reimbursement would cause Genco to incur tax penalties; provided, that, under the Employee Retention Plan, Mr. Wobensmith will instead receive a lump sum cash payment equal to thirty-six (36) months of COBRA premiums, and Messrs. Allen and Christensen will instead receive a lump sum cash payment equal to twenty-four (24) months of COBRA premiums. Further, the employment agreements amend Messrs. Allen’s and Christensen’s restricted stock unit (“RSU”) and PRSU grant agreements such that if Messrs. Allen or Christensen resigns for good reason, any unvested RSU and PRSU awards will receive the same treatment as if he were terminated without cause as provided for in the respective RSU and PRSU grant agreements.

The employment agreements contain non-competition provisions continuing through a restriction period. Under Mr. Wobensmith’s employment agreement, Mr. Wobensmith agreed not to engage in certain defined competitive activities described in his employment agreement for two (2) years after the termination of his employment with Genco. Certain provisions regarding competitive activities will only apply for six (6) months following a change in control or in the event of termination of Mr. Wobensmith by Genco without cause or by Mr. Wobensmith for good reason. For purposes of Mr. Wobensmith’s employment agreement, change in control is defined generally as (i) the acquisition of beneficial ownership of more than fifty (50%) of the aggregate voting power of Genco by any person or group; (ii) the sale of all or substantially all of Genco’s assets within a twelve (12)-month period; (iii) any merger or similar transaction in which holders of Genco’s voting stock immediately prior to such transaction do not hold at least fifty (50%) of the voting stock of the surviving entity; (iv) the acquisition of beneficial ownership of more than forty (40%) of the aggregate voting power of Genco by any person or group that is required to file a Schedule 13D; or (v) the replacement of a majority of the Genco Board in a twelve (12)-month period without endorsement by a majority of the pre-replacement Genco Board.

Under Mr. Allen’s and Mr. Christensen’s employment agreements both executives have agreed not to engage in certain defined competitive activities described in their respective employment agreements. Each executive’s non-competition period terminates twelve (12) months after the period of employment if the executive is terminated without cause or resigns for good reason. The non-competition period does not apply if Genco relocates its office more than fifty (50) miles from its current location or from the executive’s current residence and the executive resigns within thirty (30) days after notice of such relocation, in which case the executive does not receive severance

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payments. If the executive is terminated for any other reason, the non-competition period terminates eighteen (18) months after the employment period. For purposes of their employment agreements, change in control is defined generally as (i) the acquisition of beneficial ownership of more than fifty (50%) of the aggregate voting power of Genco by any person or group; the sale of all or substantially all of Genco’s assets within a twelve (12)-month period; (ii) any merger or similar transaction in which holders of Genco’s voting stock immediately prior to such transaction do not hold at least fifty (50%) of the voting stock of the surviving entity; or (iii) the replacement of a majority of the Genco Board in a twelve (12)-month period without endorsement by a majority of the pre-replacement Genco Board.

Accelerated Vesting of Equity Awards

RSUs. Under the terms of Mr. Wobensmith’s RSU grant agreements, unvested RSUs vest in full six (6) months after the occurrence of a change in control (as defined under the Equity Incentive Plan), subject to the individual’s continued employment on such date, unless the RSU award is not assumed, continued or substituted for by the acquirer, in which case the RSUs will vest in full immediately upon a change in control. In addition, if Mr. Wobensmith’s service is terminated by Genco without cause (as defined in the Equity Incentive Plan) or he terminates his service for good reason (as defined in his employment agreement), then his RSU grants made in 2025 or later vest in full, and the next yearly tranche of his prior RSU awards vest, subject to vesting in full if termination occurs when Genco is party to a definitive agreement that will result in a change in control or if termination occurs within twelve (12) months after a combination in which either (x) Genco issues more than thirty-five percent (35%) of its outstanding voting stock if it is the surviving corporation or (y) Genco’s shareholders would collectively own less than sixty-five (65%) of the outstanding voting stock of the combined company if Genco is not the surviving corporation. Also, if Mr. Wobensmith’s individual service is terminated by Genco by reason of his death or disability (as defined in the applicable RSU grant agreement), the RSUs become vested as to a pro rata percentage of the RSUs, calculated monthly, that would otherwise become vested at the next vesting date. For purposes of the RSUs, “service” means a continuous period during which the individual is at least one of the following: an employee or a director of, or a consultant to, Genco.

Under the terms of the RSU grant agreements of Messrs. Allen, Adamo and Christensen, unvested RSUs vest in full if the individual’s service is terminated by Genco without cause within twelve (12) months after the occurrence of a change in control, unless the RSU award is not assumed, continued or substituted for by the acquirer, in which case the RSUs will vest in full immediately upon a change in control. In addition, if the executive’s service is terminated by Genco without cause (as defined in the Equity Incentive Plan), then his RSU grants made in 2025 or later vest in full, and the next yearly tranche of his prior RSU awards vest, subject to vesting in full if termination occurs when Genco is party to a definitive agreement that will result in a change in control or if termination occurs within twelve (12) months after a combination in which either (x) Genco issues more than thirty-five percent (35%) of its outstanding voting stock if it is the surviving corporation or (y) Genco’s shareholders would collectively own less than sixty-five (65%) of the outstanding voting stock of the combined company if Genco is not the surviving corporation. Also, if the executive’s service is terminated by Genco by reason of his death or disability (as defined in the applicable award agreement), the RSUs become vested as to a pro rata percentage of the RSUs, calculated monthly, that would otherwise become exercisable at the next vesting date.

PRSUs. Under the terms of Mr. Wobensmith’s PRSU grant agreements, the PRSUs vest in full at target six (6) months after the occurrence of a change in control (as defined under the Equity Incentive Plan), subject to his continued employment on such date, unless the PRSU award is not assumed, continued or substituted for by the acquirer, in which case the PRSUs will vest in full at target immediately upon a change in control. In addition, if Mr. Wobensmith’s service is terminated by reason of his death or disability (as defined in the PRSU grant agreement) or, under his PRSU agreement entered into in 2023, his service is terminated by Genco without cause (as defined in the Equity Incentive Plan) or he terminates his service for good reason (as defined in his Employment Agreement), the PRSUs become vested as to a pro rata percentage of the PRSUs, calculated monthly, based on the length of performance period served and vest and settle based on actual performance at the conclusion of the performance period, subject to vesting in full if termination occurs when Genco is party to a definitive agreement that will result in a change in control or if termination occurs within twelve (12) months after a combination in which either (x) Genco issues more than thirty-five percent (35%) of its outstanding voting stock if it is the surviving corporation or (y) Genco’s shareholders would collectively own less than sixty-five (65%) of the outstanding voting stock of the combined company if Genco is not the surviving corporation. Under his PRSU agreements entered into after 2023, if Mr. Wobensmith’s service is terminated by Genco without cause or he terminates his service for good reason, the PRSUs vest in full at target. For

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purposes of the PRSUs, “service” means a continuous period during which the individual is at least one of the following: an employee or a director of, or a consultant to, Genco.

Under the terms of the PRSU grant agreements of Messrs. Allen, Adamo and Christensen, the PRSUs vest in full at target if the individual’s service is terminated by Genco without cause within twelve (12) months after the occurrence of a change in control, unless the PRSU award is not assumed, continued or substituted for by the acquirer, in which case the PRSUs will vest in full at target immediately upon a change in control. In addition, if the executive’s service is terminated by reason of his death or disability (as defined in the PRSU grant agreement) or, under his PRSU agreement entered into in 2023, by Genco without cause (as defined in the Equity Incentive Plan), the PRSUs become vested as to a pro rata percentage of the PRSUs, calculated monthly, based on the length of performance period served and vest and settle based on actual performance at the conclusion of the performance period. Under the PRSU agreements entered into after 2023, if the executive’s service is terminated by Genco without cause, the PRSUs vest in full at target.

Stock Options

As of May 14, 2026, one executive officer of Genco, Mr. Wobensmith, held stock option awards in respect of 69,284 Shares in the aggregate, all of which were vested. The non-employee directors of Genco do not hold stock option awards. If the Offer were completed at a price of $23.50 per Share, the aggregate value of the Shares underlying all stock options, reduced by the aggregate exercise price of such stock options, held by Mr. Wobensmith would be $941,570.

Time-Based Restricted Stock Units

As of May 14, 2026, all four (4) executive officers of Genco held RSUs in respect of 298,876 Shares in the aggregate, all of which were unvested. As of May 14, 2026, five (5) non-employee directors of Genco held RSUs in respect of 320,062 Shares in the aggregate, none of which have settled in Shares. If the Offer were completed at a price of $23.50 per Share, the aggregate value of the Shares underlying all outstanding RSUs held by (i) the executive officers would be $7.0 million and (ii) the non-employee directors would be $7.5 million.

Performance-Based Restricted Stock Units

As of May 14, 2026, four (4) executive officers of Genco held 363,453 PRSUs in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of Genco do not hold PRSUs. If the Offer were completed at a price of $23.50 per Share, the aggregate value of the Shares underlying all outstanding PRSUs held by the executive officers would be $8.5 million (assuming satisfaction of performance goals based on target performance).

Director Compensation

For calendar year 2026, the annual cash retainer for non-employee directors is $95,000. Additional annual cash retainers are: $20,000 for an Audit Committee Chair assignment; $15,000 for a Chair assignment for the Compensation Committee, the Nominating and Corporate Governance Committee of the Genco Board (the “Nominating and Corporate Governance Committee”), or the ESG Committee of the Genco Board; $50,000 for a Strategic Committee (as defined below) Chair assignment; and $40,000 for a member assignment to the Strategic Committee, each of which is prorated for length of service. The additional annual cash retainer paid to the Genco Board’s Lead Independent Director is $25,000.

Non-employee directors received an annual RSU award valued at approximately $125,000 that generally vests on the earlier of (i) the date of the next annual meeting of shareholders and (ii) the date that is fourteen (14) months after the date of the grant. Upon a termination of service as a director, other than due to death or disability, all unvested RSUs immediately terminate and are forfeited. Upon a termination of service as a director due to death or disability, all unvested RSUs immediately vest in full as of the date of such termination. Shares of common stock are generally issued in respect of vested RSUs within thirty days of vesting.

Genco reimburses its directors for all reasonable expenses incurred by them in connection with serving on the Genco Board or its committees. Directors who are employees of Genco receive no additional compensation for serving on the Genco Board.

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Indemnification of Directors and Officers

Genco is organized under the laws of the Republic of the Marshall Islands. The BCA provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys’ fees) incurred in connection with such action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses incurred in defense of an action if its board of directors decides to do so. In addition, Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the BCA.

The Genco Articles of Incorporation and amended and restated by-laws, as amended (the “Genco By-Laws”), provide that Genco must indemnify its directors and officers to the fullest extent authorized by applicable law. Genco is also expressly authorized, under the Genco By-Laws, to advance certain expenses (including attorneys’ fees and disbursements and court costs) to its directors and officers and carry directors’ and officers’ insurance providing indemnification for its directors, officers and certain employees for some liabilities. Genco believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to Genco’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

The Genco Board has reviewed the Offer with the assistance of Genco’s management and legal and financial advisors and, after careful consideration, the Genco Board has unanimously determined that the Offer is inadequate, undervalues Genco and is not in the best interests of Genco and its shareholders. Accordingly, and for the reasons described in more detail below, the Genco Board unanimously recommends that holders of Shares REJECT the Offer and NOT TENDER any Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Genco’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the contact information below:

MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Shareholders May Call Toll-Free: (800) 322-2885
Banks & Brokers May Call Collect: (212) 929-5500

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Background of the Genco Board’s Recommendation Regarding the Offer

From time to time, the Genco Board, with the assistance of financial and legal advisors, reviews its business strategy as well as a broad range of potential opportunities to drive shareholder value. This review is iterative and takes into account Genco’s standalone value creation plan, macro and micro economic conditions, market opportunities, and the perspectives of our shareholders, among other considerations.

In April 2021, Genco introduced its Comprehensive Value Strategy, which transformed Genco into a low-leverage, high dividend paying company. In implementing and executing the Comprehensive Value Strategy, the Genco Board and Genco’s management team have continued to strengthen the financial and operational performance of Genco, which has resulted in $310 million in dividends to Genco’s shareholders and 27 consecutive quarterly dividends (the longest uninterrupted period in the drybulk industry), $557 million of investments in modern, fuel-efficient, premium-earning vessels and a $119 million reduction of Genco’s debt to support Genco’s industry-low leverage and breakeven level. As a result, Genco has significantly increased its earnings power and dividend capacity for the benefit of shareholders.

The Genco Board has also periodically considered Genco’s historic, current and future valuation as well as potential strategic transactions. From time to time, Jefferies LLC (“Jefferies”) has provided its perspectives to the Genco Board on industry developments, Genco’s competitive positioning and strategic alternatives that might be available to Genco to enhance shareholder value. Over the years, the Genco Board has developed robust viewpoints and insights on Genco’s intrinsic value and on potential counterparties for M&A and assessed a wide variety of options for continuing to drive value for Genco’s shareholders.

Genco Engages Constructively with Diana

Genco has a long history of engaging with Diana regarding potential business combinations, including instances when Genco initiated such discussions.

In June 2024, during an industry conference, John Wobensmith, Chief Executive Officer of Genco, approached Mr. Ioannis Zafirakis, then Diana’s co-Chief Financial Officer and a Diana director, about engaging in discussions regarding a potential business combination between Genco and Diana. Over the course of the next several weeks, Ms. Semiramis Paliou, Diana’s Chief Executive Officer and another Diana director, joined Messrs. Wobensmith and Zafirakis in preliminary discussions regarding whether there were opportunities for such a potential business combination. The three individuals had known each other from their experience in the shipping industry. During this time, Genco evaluated various potential acquisition scenarios of Diana, as well as potential ratios of cash and share consideration for a transaction.

In July 2024, Diana proposed to Genco a transaction in which Genco would issue shares to Diana representing approximately 30% of Genco’s post-transaction outstanding shares in exchange for certain of Diana’s drybulk vessels. Diana insisted that instead of distributing the Genco shares to Diana’s shareholders, Diana would hold such shares as a block. Diana further proposed that it would be entitled to designate three (3) directors to the Genco Board (potentially including Ms. Paliou) and have veto rights over certain non-routine matters, such as a special dividend. Under Diana’s proposed transaction structure, Diana shareholders would not have had the ability to make their own investment decisions regarding the stock received as part of the transaction, and Diana would have become Genco’s largest shareholder by far, giving Diana disproportionate influence over Genco. Of note, Diana is a direct competitor of Genco and having Diana’s CEO sit on the Genco Board would have raised governance and compliance issues. Diana also proposed that Diana or its affiliates would handle technical management of Genco’s fleet, creating a flow of revenue to Diana from which other Genco shareholders would not benefit as well as a potential conflict of interest and related party transaction involving the contemplated Diana directors.

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On August 6, 2024, the Genco Board met to discuss the preliminary conversations between representatives of Genco and Diana. Mr. Wobensmith noted that Diana appeared amenable to exploring a business combination where Genco would acquire Diana’s drybulk fleet in exchange for Genco shares. Representatives of Diana had stated that Diana would continue to operate in other lines of businesses and would retain Genco’s stock for an indefinite period rather than distributing the stock to Diana’s shareholders. Among other things, the Genco Board discussed Diana’s request for board representation, veto rights, and an arrangement for management of the combined fleet by Diana. Following such discussions, the Genco Board determined that it would not agree to Diana’s proposed transaction structure because, among other things, the proposal would transfer effective control of Genco to Diana without payment of an appropriate control premium to Genco’s existing shareholders.

Over the course of the next few months, the Genco Board and members of Genco management continued their conversations regarding the potential business combination between Genco and Diana and Diana’s proposed transaction structure.

On October 30, 2024, following a discussion with representatives of Jefferies, which was acting on behalf of Genco as an intermediary between the two companies (at the time without a formal engagement letter), representatives of Diana contacted Genco’s management to state that it would need a minimum 25% stake in Genco, but preferably over 30%, in a potential business combination, which would be achieved through the contribution of the entire Diana fleet, or a portion of it, to Genco with Diana receiving a mix of Genco shares and cash. While Diana did not reiterate its request for veto rights, Diana stated it would want four seats on an eleven-person board as well as technical management of the majority of the vessels in the fleet. Ms. Paliou’s position and title as a board member was also a part of the proposal to reflect that “she is the main voice of the major shareholder.”

On November 5, 2024, the Genco Board met again to discuss a potential acquisition of Diana’s vessels. The Genco Board emphasized that, in a potential strategic transaction, Diana should own less than 25% of Genco’s common stock and have at most two board seats. Given the difference in position between the parties, Mr. Wobensmith, after consultation with members of the Genco Board, contacted Ms. Paliou to convey that Genco was not able to pursue the potential transaction given some of Diana’s requirements but would remain open to further discussions.

Diana Builds Stake

On July 17, 2025, Diana filed a Schedule 13D reporting beneficial ownership of 3,315,902 Genco shares, or 7.72% of the shares outstanding. No other person or entity filed jointly with Diana, and Diana reported having sole voting and dispositive power over the Genco shares. According to Diana’s disclosure, the shares were acquired during the period from April 23, 2025 through July 17, 2025 for an aggregate consideration of $46.0 million “for investment purposes in the ordinary course of business because of [Diana’s] belief that [Genco] presents an attractive investment based on [Genco]’s business prospects and strategy.” Diana’s disclosure went on to say that Diana may “communicate with the [Genco Board], members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the [Genco Board] with a view to maximizing shareholder value.” The disclosure did not otherwise state anything specific about Diana’s plans or proposals.

On July 31, 2025, Diana filed a Schedule 13D amendment in which it reported total beneficial ownership of 9.99% of the outstanding Genco shares, or 4,291,292 shares. It further disclosed that Diana had spent an aggregate of $61.7 million to acquire Genco shares from April 23, 2025 through July 31, 2025.

On September 30, 2025, Diana filed a Schedule 13D amendment reporting that it beneficially owned 6,413,151 shares, or 14.93% of Genco’s outstanding stock. In Exhibit B to the Schedule 13D amendment, Diana stated that it acquired 2,121,859 shares on September 29, 2025 for a weighted-average purchase price

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of $19.64 per share, “in the market through brokers.” However, publicly reported market data indicated that the reported trading volume for September 29, 2025 was 579,900 shares of Genco’s common stock of Genco and that the highest reported trading price of the common stock on such date was $18.18 as reported by FactSet.

On that same date, the Genco Board held a meeting, with representatives of Jefferies and Herbert Smith Freehills Kramer (US) LLP (“HSF Kramer”), legal counsel to Genco, in attendance. At the meeting, the Genco Board discussed Diana’s Schedule 13D amendment and actions the Genco Board could consider in response to Diana’s rapid accumulation of Shares, including the adoption of a shareholder rights plan. At the meeting, representatives from HSF Kramer reviewed with the Genco Board their fiduciary duties. The Genco Board discussed reasons for potentially adopting a shareholder rights plan, including (i) Diana’s rapid accumulation of Genco shares, (ii) Diana’s perceived lack of or problematic disclosure of its purchases of Genco shares as noted above, (iii) Diana’s status as a competitor of Genco, (iv) Diana’s track record of requesting off-market terms for a business combination in 2024, (v) fundamental strategic differences with Diana including fleet composition and Diana’s high leverage, and, (vi) the Genco Board’s belief that Diana’s governance is of a much lower standard than Genco’s, including due to Diana’s use of related party transactions and limited corporate reporting. In light of such factors, the Genco Board determined that the prompt adoption of a shareholder rights plan would be appropriate. Representatives of Jefferies and HSF Kramer reviewed with the Genco Board the illustrative terms of a shareholder rights plan, and the Genco Board determined that a shareholder rights plan adopted by the Genco Board should be on terms that would be similar to those adopted by other public companies and would be intended to enable all Genco shareholders to realize the long-term value of their investment. The shareholder rights plan would be designed to reduce the likelihood that any entity, person, or group would gain control of or significant influence over Genco through open-market accumulation or other tactics potentially disadvantaging the interests of all shareholders, without paying all shareholders an appropriate control premium. The Genco Board noted that the shareholder rights plan would provide the Genco Board with sufficient time to fulfill its fiduciary duties on behalf of all shareholders, and would not prevent the Genco Board from considering any proposal. The proposed shareholder rights plan would have an initial term through September 30, 2026, which the Genco Board considered to be appropriate in light of the circumstances.

On October 1, 2025, with the authorization of the Genco Board, Genco entered into the Rights Agreement, which reflected a triggering threshold of beneficial ownership of 15% of Genco’s outstanding stock.

Diana Submits Inadequate and Unsolicited Takeover Proposals, Significantly Undervaluing Genco

On October 21, 2025, representatives of DNB Carnegie, Diana’s financial advisor, conveyed a proposal to Genco on behalf of Diana for a business combination (the “October 2025 Proposal”). Representatives of DNB Carnegie conveyed Diana’s belief that “Genco is an excellent business with a strong management team, scalable platform and an attractive fleet.” Under the proposal, Diana would contribute its Newcastlemax and Capesize fleet to Genco in exchange for Genco common stock on a relative net asset value basis. As such, the proposal was substantially the same as the one made by Diana in 2024 and rejected by Genco after approximately five months of discussions. Specifically, the proposal called for 30% ownership by Diana in a combined corporation without distribution of the corporation’s shares to Diana’s shareholders; three of nine directors allocated to Diana; the designation of Ms. Paliou as Chair of the board of directors of the combined company; and technical management of the combined corporation’s fleet by Diana.

At a meeting on November 4, 2025, the Genco Board considered that it would be more reasonable for Genco, as the larger of the two companies with superior financial performance, to acquire Diana. Noting that the October 2025 Proposal could impair value for Genco’s existing shareholders in the same way that Diana’s 2024 proposal would have, the Genco Board determined that the October 2025 Proposal was not in the best interests of Genco’s shareholders, and, at the direction of the Genco Board, representatives of Genco conveyed Genco’s rejection of the proposal to representatives of DNB Carnegie. The Genco Board

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then considered the need for further action to protect other shareholders from being disadvantaged given Diana’s persistence in proposing transactions that would give it control of Genco without paying an appropriate control premium to Genco’s shareholders. The Genco Board took note of Diana’s rapid accumulation of Genco’s common stock and the possibility that Diana could transfer its position in Genco in whole or in part to another entity. Noting that Genco had a significant retail shareholder base and low voter turnout, the Genco Board considered the outsized impact a transferred or additional block of shares could have on shareholder voting, thereby disadvantaging minority shareholders. The Genco Board also considered the advisability of amending Genco’s shareholder rights agreement.

On November 10, 2025, the Genco Board held a meeting with representatives of Jefferies and HSF Kramer in attendance. Following discussions with representatives of Jefferies and HSF Kramer, the Genco Board unanimously approved an amendment to the Rights Agreement maintaining a triggering threshold of 15% for passive investors and lowering the triggering threshold to 10% for other investors while grandfathering Diana’s position at its then-current percentage ownership or any lower percentage above 10% to which Diana’s position may be reduced.

On November 24, 2025, Diana sent Genco a non-binding indicative proposal to acquire all of the issued and outstanding shares of Genco not already owned by Diana for $20.60 per share in cash (the “November 2025 Proposal”). The November 2025 Proposal was not accompanied by a customary bank commitment letter but by a “highly confident” letter issued by DNB Carnegie and Nordea Bank ABP, Filial I Norge (“Nordea”) regarding the establishment of debt facilities up to an aggregate of $1.102 billion. As such, the letter did not represent a committed financing. Upon receipt, Genco also noted that even a committed financing would ordinarily still remain subject to market conditions, transaction documentation, and other critical factors.

Genco Forms Independent Committee to Analyze Diana’s Proposals

On November 25, 2025, Genco’s Nominating and Corporate Governance Committee recommended that the Genco Board establish a committee of independent directors (the “Strategic Committee”) to assist the Genco Board in reviewing and responding to the November 2025 Proposal and considering potential alternative transactions. The Strategic Committee would consist exclusively of independent directors, namely, Kathleen C. Haines, who was appointed Chair of such committee, Paramita Das, and Arthur L. Reagan, and assist the Genco Board in considering the November 2025 Proposal and any subsequent acquisition proposals from Diana and any transactions that may be considered as alternatives to Diana’s indication of interest. The Strategic Committee was formalized on December 10, 2025 but met prior to that date. The Genco Board charged the Strategic Committee with, among other things, (i) considering potential strategic transactions with Diana and alternatives and related transactions to the extent the Strategic Committee deems it necessary or advisable, (ii) retaining advisors in order to assist in carrying out its purposes, (iii) discussing and negotiating potential transactions with other parties consistent with the Strategic Committee’s purposes, subject to approval of any such transactions and any related definitive documentation by the Genco Board, and (iv) reporting regularly to the Genco Board concerning the Strategic Committee’s actions and the status of any matters before the Strategic Committee. At the direction of the Strategic Committee and the Genco Board, Mr. Wobensmith and Ms. Haines contacted representatives of Diana shortly thereafter to inform them that Genco had received the November 2025 Proposal and that the Genco Board would fully evaluate it and respond in due course.

Following a series of meetings of the Genco Board and the Strategic Committee, on December 10, 2025, at the direction of the Genco Board and the Strategic Committee, Mr. Wobensmith and Ms. Haines sent a letter to Diana (see Appendix A) indicating that Genco had established the Strategic Committee in line with corporate governance best practices, of which Ms. Haines was appointed the Chair, and expected to retain a financial advisor to advise the Strategic Committee in its consideration of the November 2025 Proposal.

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On December 10, 2025, the Strategic Committee held a meeting with representatives of Genco’s management and HSF Kramer in attendance. At the meeting, the Strategic Committee discussed the selection of a financial advisor. After completing interviews for different candidates for a financial advisor, the Strategic Committee selected and determined to engage Jefferies as a financial advisor to advise the Strategic Committee and the Genco Board. Among other things, the Strategic Committee considered Jefferies’ prior work for Genco as well as Jefferies’ qualifications, expertise and knowledge of Genco’s industry, business and goals.

At the direction of the Genco Board and the Strategic Committee, representatives of Jefferies contacted representatives of DNB Carnegie on December 17, 2025 to convey that a response would be forthcoming from Genco. In the subsequent days and weeks, the Genco Board and Genco’s management evaluated, assessed and discussed various analyses of Diana’s proposal and alternatives.

On December 19, 2025, the Strategic Committee entered into an engagement letter with Jefferies, pursuant to which Jefferies was engaged to act as Genco’s financial advisor and to advise the Strategic Committee in carrying out its purposes and activities and advising the Genco Board (with the Strategic Committee’s participation) in connection with Genco’s review of, and response to, proposals from Diana and assisting the Genco Board in assessing alternative transactions.

On December 19, 2025, Diana sent a letter to Genco requesting copies of Genco’s director and officer questionnaire pursuant to the Genco By-Laws for purposes of nominating director candidates in accordance with the Genco By-Laws. Genco subsequently provided such materials on December 22, 2025.

On December 22, 2025, Jefferies delivered to the Strategic Committee and the Genco Board a customary relationship disclosure letter.

On December 26, 2025, following discussions by the Strategic Committee, Mr. Wobensmith and Ms. Haines sent a letter to Diana advising Diana that the Genco Board and the Strategic Committee expected to provide a response to Diana’s proposal during the week of January 5, 2026.

On December 31, 2025, the Strategic Committee held a meeting with representatives of Genco’s management, Jefferies and HSF Kramer in attendance. Representatives from HSF Kramer reviewed with the Strategic Committee their fiduciary duties. The Strategic Committee then reviewed the terms of the November 2025 Proposal with representatives of Jefferies.

Following a further series of meetings among the Genco Board and the Strategic Committee, on January 6, 2026, the Genco Board and the Strategic Committee met, with representatives of Jefferies and HSF Kramer in attendance, to consider Diana’s proposal. At the meeting, representatives of Jefferies reviewed with the Genco Board and the Strategic Committee the terms of Diana’s proposal, and Jefferies’ preliminary views on the valuation of Genco, which included a review of various illustrative financial metrics. The Strategic Committee and the Genco Board each concluded that Diana’s proposed price per share in the November 2025 Proposal materially undervalued Genco and was not in the best interests of Genco’s shareholders. The lack of committed financing and Diana’s high current and projected pro forma leverage raised significant concerns regarding the ability to execute a transaction on favorable terms, or at all. The lack of committed financing and Diana’s leverage also raised significant doubt as to whether Diana could raise its offer price or, if it did, execute the higher-priced transaction. The Strategic Committee and the Genco Board each considered that a business combination in which Genco was the acquiror, as the larger company with more liquid stock and a less levered balance sheet, would make more sense. Given the significant amount of Diana’s stock with multiple votes per share in the hands of Diana’s insiders, the Strategic Committee and the Genco Board determined that a consensual transaction would be the most feasible.

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Genco Rejects Diana’s Proposal and Submits Value-Creative Business Combination Proposal

On January 8, 2026, Mr. Wobensmith and Ms. Haines sent a private letter to Diana (the “January 8 Letter”) on behalf of the Genco Board and the Strategic Committee informing Diana of its conclusions, and proposing that the parties enter into confidential discussions of an alternative business combination in which Genco, as the larger party with the more liquid stock and the less levered balance sheet, would acquire Diana in a share for share exchange. As Genco believes negotiations as complex as these are best done in private discussions, rather than in public exchanges, Genco sent the letter privately to Diana in an attempt to initiate good faith discussions with respect to a transaction that would benefit the shareholders of both companies.

On January 13, 2026, Diana issued a press release stating that Genco had rejected Diana’s November 2025 Proposal, and made public our previously private letter (see Appendix B). In response and on the same date, Genco issued its own press release reflecting its rejection of Diana’s proposal.

Diana Initiates Proxy Contest in Furtherance of its Inadequate Takeover Proposal

On January 16, 2026, Diana announced its intention to nominate a slate of six (6) director candidates for election at the 2026 Annual Meeting. Concurrently, Diana submitted two shareholder proposals, one seeking to repeal all amendments to the Genco By-Laws that may have been adopted since August 28, 2025, and the second purporting to mandate that the Genco Board engage a financial advisor to initiate a review of strategic alternatives and report the results of such review to Genco’s shareholders.

On February 4, 2026, Genco’s counsel sent an email to Diana’s counsel on behalf of the Nominating and Corporate Governance Committee of the Genco Board, requesting to interview Diana’s candidates in accordance with its customary practice.

On February 9, 2026, Diana’s counsel conveyed to Genco’s counsel that Diana had proposed instead that the parties should meet to discuss Diana’s November 2025 Proposal. Genco’s counsel responded on February 11, 2026 that Genco’s Nominating and Corporate Governance Committee did not view meeting with Diana’s personnel to discuss the November 2025 Proposal as a useful alternative to interviewing Diana’s candidates and that Genco had already expressed its view regarding Diana’s November 2025 Proposal.

Genco Establishes Employee Retention Plan in Line with Market Practice

On February 13, 2026, following a series of meetings with Jefferies and their other advisors in attendance, the Compensation Committee recommended, and the Genco Board approved, the Employee Retention Plan.

The Employee Retention Plan reflects customary provisions and is intended to enhance Genco’s severance arrangements in order to support business stability, retain talent, and ensure that such talent can remain focused on driving long-term shareholder returns and further increasing Genco’s earnings power through drybulk shipping cycles. The Genco Board believes that the intended goals of the Employee Retention Plan are particularly important in light of potential uncertainty and distractions generated by Diana’s unsolicited proposal and proxy contest. A main goal of the Employee Retention Plan is to promote retention of the non-C-suite employees responsible for the day-to-day execution of Genco’s strategy notwithstanding the uncertainty created by Diana’s nominations and proposals. In line with corporate governance best practices, the severance payments and other benefits provided under the Employee Retention Plan are subject to a “double trigger” condition, meaning that they would only become available upon a qualifying termination, which includes a participant’s involuntary termination of employment without Cause or resignation for Good Reason within a two-year period following a Change in Control (each as defined in the Employee Retention Plan).

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Diana Submits Revised but Still Inadequate Takeover Proposal

On February 27, 2026, the Genco Board and the Strategic Committee held a joint meeting with certain members of Genco’s management team, representatives of Jefferies and HSF Kramer in attendance. The Genco Board and the Strategic Committee reviewed with their advisors Diana’s reporting on Schedule 13D, Diana’s trading activity and director nominations. The Genco Board and the Strategic Committee reviewed with representatives of Jefferies considerations relating to a potential business combination with Diana as set forth in the January 8 Letter.

On March 6, 2026, Diana announced an updated non-binding indicative proposal under which it would acquire all shares of Genco common stock it did not already own for $23.50 in cash (the “March 2026 Proposal”). The March 2026 Proposal represented a premium of one percent (1%) to Genco’s closing stock price of $23.16 on March 5, 2026. The announcement stated that the March 2026 Proposal was supported by $1.433 billion of fully committed financing. However, the commitment letter that accompanied the proposal only expressly indicated committed financing of $1.102 billion. Diana further stated that Star Bulk Carriers Corp. (“Star Bulk”) had entered into a definitive agreement with Diana to acquire sixteen (16) Genco vessels for $470.5 million in cash — a fourteen percent (14%) discount to the market value of the vessels at the time — upon completion of Diana’s acquisition of Genco. The same day, Genco issued a press release stating it received the revised indicative proposal and that the Genco Board and the Strategic Committee would be reviewing the March 2026 Proposal with the assistance of the Genco Board’s and the Strategic Committee’s external advisors and would take actions the Board and the Strategic Committee believe to be in the best interests of Genco and all Genco shareholders.

On March 8, 2026, the Genco Board and the Strategic Committee held a joint meeting with certain members of Genco’s management team and a representative of Sidley Austin LLP (“Sidley Austin”), special outside legal counsel to Genco, in attendance. Following discussion with the advisor team, the Genco Board and the Strategic Committee determined to engage Morgan Stanley & Co. LLC (“Morgan Stanley”) as special advisor to the Genco Board in connection with Genco’s analysis and consideration of, and response to, the March 2026 Proposal.

On March 11, 2026, at the direction of the Genco Board and the Strategic Committee, Mr. Wobensmith emailed Ms. Paliou stating that the Genco Board and the Strategic Committee were in the process of reviewing the March 2026 Proposal with their advisors and that Genco would respond once it had the opportunity to properly review and evaluate the proposal.

On March 12, 2026, the Strategic Committee formally retained Morgan Stanley as its financial advisor in connection with its evaluation of the March 2026 Proposal.

On March 16, 2026, Morgan Stanley delivered to the Strategic Committee a customary relationship disclosure letter.

On March 16, 2026, the Genco Board and the Strategic Committee held a joint meeting with certain members of Genco’s management team and representatives of Jefferies and its legal advisors in attendance. At the meeting, the Genco Board and the Strategic Committee reviewed the terms of the March 2026 Proposal with representatives of Jefferies.

On March 17, 2026, the Genco Board held a meeting with certain members of Genco’s management team and representatives of its advisors in attendance. At the meeting, the Genco Board reviewed the terms of the March 2026 Proposal with representatives of Morgan Stanley.

On March 18, 2026, the Strategic Committee and the Genco Board met separately to consider the March 2026 Proposal in light of their respective reviews of the March 2026 Proposal with representatives of Jefferies and Morgan Stanley on March 16, 2026 and March 17, 2026, respectively. On the recommendation of the Strategic Committee, the Genco Board determined that the March 2026 Proposal was at a price substantially below

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Genco’s intrinsic value and failed to appropriately compensate Genco shareholders, especially in light of Genco’s superior returns, premium earning assets, leading commercial operating platform, spot-focused commercial strategy and sizeable operating leverage in a strengthening drybulk market. The Genco Board determined that the March 2026 Proposal further failed to provide an appropriate premium to Genco’s net asset value and continued to present execution risk, as Diana’s contemplated sale of sixteen (16) Genco vessels at below market prices to a competitor introduced further uncertainty while depriving Genco shareholders of full value. Genco announced the Genco Board’s conclusion (at the Strategic Committee’s recommendation) in a press release on March 19, 2026.

On March 19, 2026, Diana delivered to Genco a demand under Marshall Islands law to inspect Genco Board minutes and other materials relating to the Employee Retention Plan.

On March 20, 2026, Diana issued a press release commenting on Genco’s rejection of the March 2026 Proposal and stating that Diana would proceed with its effort to elect its nominees to the Genco Board.

On March 23, 2026, Diana filed its preliminary proxy statement with the SEC.

On March 27, 2026, Genco delivered to Diana a letter rejecting Diana’s March 19, 2026 demand to inspect such materials relating to the Employee Retention Plan on the basis that it was not a proper subject of a demand under Marshall Islands law.

On April 23, 2026, the Genco Board held a meeting with representatives of Jefferies and Genco’s legal advisors in attendance. At the meeting, the Genco Board considered an amendment to the Shareholder Rights Agreement to raise the ownership trigger for non-passive investors. In light of shareholder feedback received by Genco and the Genco Board’s ongoing assessment of the facts and circumstances, at the recommendation of the Nominating and Corporate Governance Committee, the Genco Board determined that it would be in the best interests of Genco and its shareholders to raise the ownership trigger for non-passive investors to fifteen (15%) percent for all investors, effective May 1, 2026.

On April 24, 2026, Genco filed its preliminary proxy statement with the SEC. In connection with the filing of its preliminary proxy statement, the Genco Board announced that Genco’s Shareholder Rights Agreement would be amended to raise the ownership trigger for non-passive investors to fifteen percent (15%) for all investors consistent with the current threshold for passive investors, effective May 1, 2026.

Diana Commences Formal Tender Offer

On May 4, 2026, Diana commenced the Offer and filed a Schedule TO with the SEC. The Offer contained the same offer price as the March 2026 Proposal, which had previously been rejected by Genco. That same day, Genco issued a press release advising shareholders to take no action with respect to the tender offer, and that the Genco Board would evaluate the Offer and issue a recommendation.

Also on May 4, 2026, the Genco Board held a meeting, with certain members of Genco’s management team and representatives of Jefferies, Sidley and HSF Kramer in attendance. A representative from Sidley provided the Genco Board with an overview of the process with respect to tender offers and of the Schedule 14D-9 to be filed by Genco in response to the Offer. The Genco Board also discussed Genco’s upcoming earnings release.

On May 7, 2026, Genco released its earnings results for the quarter ended March 31, 2026, declaring a $0.35 per share dividend for the first quarter of fiscal year 2026 (133% higher than for the first quarter of fiscal year 2025), and reporting net income of $9.3 million and Adjusted EBITDA of $36.2 million, an increase of 358% year-over-year.

Also on May 7, 2026, Genco filed its definitive proxy statement. Later that day, Diana filed a revised preliminary proxy statement and a definitive proxy statement.

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On May 13, 2026, Morgan Stanley delivered to the Strategic Committee an updated relationship disclosure letter and entered into an amendment with Genco of its engagement letter providing for the delivery of an opinion letter.

On May 13, 2026, the Genco Board and the Strategic Committee held a joint meeting with certain members of Genco’s management team and representatives of its advisors, including Jefferies, Morgan Stanley, Sidley Austin, and HSF Kramer in attendance. Representatives from Sidley and HSF Kramer reviewed with the Genco Board their fiduciary duties. With only the Genco Board, members of Genco’s management, and representatives of each of Sidley Austin, HSF Kramer and Morgan Stanley present, representatives of Morgan Stanley reviewed with the Genco Board certain financial analyses relating to the consideration proposed to be paid in the Offer. After this review, representatives of Morgan Stanley rendered an oral opinion to the Genco Board, subsequently confirmed in writing, to the effect that, as of May 13, 2026, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in its written opinion, the consideration proposed to be received by the holders of Shares pursuant to the Offer was inadequate from a financial point of view to such holders of Shares (other than Diana and its affiliates). After rendering its oral opinion, the representatives of Morgan Stanley departed the meeting, at which time representatives of Jefferies joined the meeting. At this time, representatives of Jefferies reviewed with the Genco Board the long-term forecasts for Genco prepared by Genco management and approved by the Genco Board for use by Jefferies in its financial analysis. Representatives of Jefferies presented their views on the valuation of Genco, and described the methodologies used by Jefferies in its analysis. Jefferies rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of May 13, 2026, and based upon and subject to the various assumptions, qualifications, limitations and other matters described in Jefferies’ written opinion, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to Genco’s shareholders (other than Diana and its affiliates). The Genco Board and representatives of its advisors, including Jefferies, Morgan Stanley, Sidley Austin, and HSF Kramer, then discussed the contents of a draft of this Statement. After discussion, the Genco Board, on the recommendation of the Strategic Committee, unanimously (i) determined that the Offer is not in the best interests of Genco and its shareholders and (ii) recommended that the shareholders of Genco reject the Offer and not tender any Shares pursuant to the Offer.

On May 15, 2026, Genco filed this Statement and issued a press release announcing the Genco Board’s recommendation that shareholders reject the Offer and not tender their Shares pursuant to the Offer, together with the reasons for such recommendation.

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Appendix A

GENCO SHIPPING & TRADING LIMITED

299 PARK AVENUE

12TH FLOOR

NEW YORK, NEW YORK 10171

646-443-8550

December 10, 2025

Diana Shipping Inc.

c/o Diana Shipping Services S.A.

Pendelis 16

175 64 Palaio Faliro

Athens

Greece

Re: Non-Binding Indicative Proposal of Diana Shipping Inc.

Dear Semiramis and Ioannis:

We have received your letter of today.

As you note, Genco’s Board is committed to fully reviewing Diana’s non-binding proposal. The proposal was received shortly before the Thanksgiving holiday. Since then, Genco has established a committee of independent directors of which Ms. Haines is the Chair. The committee has interviewed investment banks and expects to retain a financial advisor shortly. Once retained, our investment banker will be in contact with yours promptly.

As with your letter, we provide this letter privately, nothing herein is intended to create or impose any legal obligation on any party, and there will be no binding agreement between us or any commitment or obligation on either party with respect to your proposal or any possible transaction unless and until a definitive agreement is executed by Genco and Diana.

Sincerely,

/s/ John C. Wobensmith	/s/ Kathleen C. Haines
John C. Wobensmith	Kathleen C. Haines
Chairman of the Board and Chief Executive Officer	Lead Independent Director
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Appendix B

GENCO SHIPPING & TRADING LIMITED

299 PARK AVENUE

12TH FLOOR

NEW YORK, NEW YORK 10171

646-443-8550

VIA EMAIL

January 8, 2026

Diana Shipping Inc.

c/o Diana Shipping Services S.A.

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

Attention: Ms. Semiramis Paliou and Mr. Ioannis Zafirakis

Re: Non-Binding Indicative Proposal of Diana Shipping Inc. (“Diana”)

Dear Semiramis and Ioannis:

The Board of Directors of Genco Shipping & Trading Limited (“Genco” or the “Company”) has reviewed Diana’s recent non-binding indicative proposal regarding a potential transaction between our companies. Consistent with its fiduciary duties, the Board established a committee of independent directors, which conducted a careful review with the assistance of independent financial and legal advisors of Diana’s proposal and its implications for Genco and all its shareholders.

Following this review, and based on the recommendation of our independent Board committee, our Board has unanimously determined that the proposal undervalues the Company and is not in the best interests of all our shareholders.

We believe the proposal fails to sufficiently compensate Genco’s shareholders for the value and quality of our business and its assets, particularly in light of Genco’s prospects in a strengthening drybulk market. Among other considerations, the proposal fails to reflect:

•	The inherent value of Genco’s high-quality and modern fleet, leading commercial operating platform, established technical management business and strong balance sheet;

•	Our track record of durable cash flow generation across cycles and execution of a low leverage, high capital return business model;

•	An appropriate premium in exchange for control of Genco; and
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•	The opportunity for our shareholders to realize superior value in the coming years through continued execution of Genco’s proven strategy and prudent capital allocation policy in a strong drybulk market with positive fundamentals.

In addition, the Board believes there are considerable execution risks posed by the proposed structure, Diana’s balance sheet and high leverage profile and the lack of committed financing. Given the substantial borrowing and leverage required to complete the transaction, we see significant uncertainty in Diana’s proposal or any similar proposal.

Genco has delivered meaningful value to shareholders through our comprehensive value strategy, which is focused on sizeable quarterly dividends, low financial leverage and opportunistic fleet renewal and growth. Notable achievements include:

•	Paying $7.065 per share in dividends over the last six years or nearly 40% of our current share price, which includes 25 consecutive quarterly payments, the longest period of uninterrupted dividends in our drybulk peer group;

•	Investing a total of $347 million in high specification vessels, including acquiring two high quality, premium earning Newcastlemax vessels in November 2025; and

•	Reducing our leverage profile to approximately 20% net loan-to-value pro forma for our latest agreed upon acquisitions and maintaining one of the industry’s lowest cash flow breakeven levels.

We believe that continuing to execute our proven strategy will deliver superior value for our shareholders. In contrast, Diana’s proposal, by its very nature, lacks the structure, value and certainty to warrant further engagement. Accordingly, Genco will not pursue discussions regarding Diana’s recent proposal.

Creating value for Genco and Diana shareholders

Genco recognizes the potential benefits of drybulk industry consolidation under the right circumstances. For a combination between Genco and Diana, our Board has determined that Genco would be the right acquiror. Our Board has authorized our management team to discuss with Diana a proposal for Genco to acquire 100% of the Diana shares at a premium to Diana’s current share price, paid for with a mix of cash and Genco shares. This structure would provide Diana shareholders with significant, immediate and certain cash value, as well as the opportunity to participate in the upside potential of our combined company and improved liquidity and superior valuation of Genco shares.

Genco believes both Genco and Diana shareholders would benefit from a combination structured differently from the Diana proposal, leveraging Genco’s:

•	Capital markets strength;

•	Superior equity valuation;

•	Capital resources;

•	Industry-leading management and governance;

•	Operational capabilities; and

•	Reputation in the drybulk industry.
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Moreover, the success to date of our comprehensive value strategy presents a compelling growth and value creation opportunity for shareholders of both companies, particularly during a period of strong market fundamentals expected in the coming years driven by positive supply and demand trends across the drybulk market.

The combined company would be led by the Genco Board and management team and would have increased scale and a robust low-leverage balance sheet to support a high-return capital allocation policy, building on Genco’s proven record of capital returns and balance sheet strength. Furthermore, the well-capitalized and resilient financial profile of the combined business would be better positioned to participate in further industry consolidation in the years ahead.

Benefits of a potential transaction to Diana shareholders

We strongly believe that Genco’s acquisition of Diana has compelling strategic and financial merits and is in the best interests of both Genco and Diana shareholders:

1)	Increased scale: The combined company would own 83 drybulk vessels, making it a top 15 drybulk owner globally and one of the largest publicly traded drybulk companies in the world.
2)	Significant upside potential in a strengthening market: With Genco’s significant operating leverage and recent and continued investment in modern and fuel efficient Capsize and Newcastlemax vessels, Genco has enhanced its earnings capacity and is ideally positioned to capitalize on a strengthening market.
3)	Spot oriented approach to revenue generation: This would enable Diana’s shareholders to capture the current strong drybulk market and upside potential going forward.
4)	Lower financial leverage and cost of capital: Diana shareholders would benefit from Genco’s industry-leading balance sheet, as well as its lower net loan-to-value position and cost of capital.
5)	Strong financial position: The combined company would have significant financial flexibility to continue investing in its diverse fleet and maintaining high capital returns across cycles.
6)	Lower cash flow breakeven rate: Genco’s cash flow breakeven rate is approximately $10,000 per vessel per day, while Diana’s is approximately $16,000 per vessel per day. Combining the companies would result in a more compelling risk-reward balance and greater dividend capacity.
7)	Strong corporate governance: As the largest US-headquartered drybulk shipping company, Genco is a transparent US filer with a strong independent board of directors and a top quartile ranking in an industry-wide corporate governance research report for many years.
8)	Increased market capitalization: The combined company would have a net asset value greater than $1 billion. Diana shareholders would benefit from Genco’s existing larger market cap, which is approximately four times Diana’s.
9)	Improved valuation: We estimate that Genco trades at more than 2x the ratio of price to net asset value as Diana and expect this will provide Diana shareholders with an immediate valuation uplift upon closing of the potential transaction.
10)	Augmented trading liquidity: Genco’s average daily trading volume is approximately $9 million as compared to Diana’s approximately $1 million, enabling Diana’s shareholders to benefit from a more liquid and investible company with a greater free float.

We believe the transaction structure we’ve outlined delivers greater value than Diana’s proposal, which undervalues Genco, represents far greater execution risk and lacks committed financing. With Genco’s advantage in scale, financial flexibility and track record of superior performance, we believe this transaction structure is in the best interests of both companies’ shareholders. We are prepared to begin detailed discussions of such a transaction with you immediately.

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As with prior correspondence between us, we provide this letter privately to facilitate constructive engagement. Nothing herein is intended to create or impose any legal obligation on any party. There will be no binding agreement between us or any commitment or obligation on either party with your proposal or any possible transaction unless and until a definitive agreement is executed by Genco and Diana.

Our Board remains committed to optimizing the value Genco creates for shareholders. We appreciate your interest in Genco and look forward to hearing your response.

Sincerely,

/s/ John C. Wobensmith	/s/ Kathleen C. Haines
John C. Wobensmith	Kathleen C. Haines
Chairman of the Board and Chief Executive Officer	Lead Independent Director
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Reasons for the Recommendation

The Genco Board has determined that the Offer is not in the best interests of Genco and its shareholders. Accordingly, the Genco Board unanimously recommends that shareholders reject the Offer and not tender any Shares pursuant to the Offer.

In reaching this conclusion and making its recommendation to reject the Offer, the Genco Board and the Strategic Committee consulted with external financial and legal advisors and management, and considered numerous factors, including, but not limited, to the following:

(I)	The Offer meaningfully undervalues Genco by failing to reflect the full value of Genco’s assets and business and does not include a control premium.

The Genco Board believes that the Offer does not reflect the underlying value of Genco’s assets, a control premium and future growth prospects afforded by Genco’s low-leverage, high-dividend business model in a strengthening drybulk market.

•	Genco has a track record of executing its Comprehensive Value Strategy, which has resulted in strong, consistent operational and financial performance. Since announcing its Comprehensive Value Strategy in April 2021, Genco has successfully implemented each of its three strategic pillars — industry-low financial leverage, accretive fleet growth, and a formulaic, cash flow-linked dividend — generating substantial returns for shareholders across diverse market environments. The following highlights reflect the strength and momentum of Genco’s strategy:

o	Strong and accelerating financial performance. In the first quarter of 2026, Genco generated net income of $9.3 million and adjusted EBITDA of $36.2 million, representing a 358% year-over-year increase.[1] Also in the first quarter of 2026, Genco achieved an average daily time charter equivalent (“TCE”) rate of $19,346 per day — Genco’s strongest first quarter TCE since 2022 — and paid a dividend of $0.35 per share, representing a 133% increase year-over-year. In the second quarter of 2026, estimated TCE has increased to approximately $23,900 per day, a 76% year-over-year improvement, with the dividend formula projected to produce a $0.70 dividend in the second quarter of 2026, a 367% increase year over year.[2]

o	Superior shareholder returns versus peers and the broader market. The successful execution of the Comprehensive Value Strategy has generated compelling total shareholder returns (“TSR”)[3], including TSR in excess of 200% since its announcement. In addition, Genco has generated TSR that outperformed both the drybulk peer group[4] and the S&P 500 across one-, three-, and five-year measurement periods.

o	$310 million in dividends paid to shareholders. Genco has paid $310 million, or $7.16 per share, in dividends since 2021. Furthermore, Genco has paid 27 consecutive quarterly

1 Please refer to Annex D attached hereto for more information, including information regarding the use of non-GAAP financial measures in this Statement.

2 Based on fixtures to date and assuming the market’s expected view of future freight rates for the balance of the year (the FFA curve). Given freight market volatility, the FFA curve is subject to change. Please refer to the appendix to our Q1 2026 earnings presentation posted on our website under “Investors – Events and Presentations” for further detail on assumptions used in our projections, including expenses and utilization rates.

3 TSR, or total shareholder return, is defined as price return plus dividends reinvested. All values are per FactSet as of May 13, 2026.

4 Excludes Genco. Peers are: Diana Shipping, Pacific Basin, Pangea Logistics, Safe Bulkers, Seanergy, Star Bulk, and Thoresen Thai Agencies.

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dividends — the longest uninterrupted dividend streak in the drybulk industry. The Genco Board strongly believes that shareholders will continue receiving sizeable dividends in both the near- and long-term as Genco captures upside from the strengthening drybulk market.

o	$557 million invested in modern, premium-earning vessels. Genco has strategically expanded and modernized its fleet. Our “barbell” approach to fleet composition — combining 20 Newcastlemax and Capesize vessels for maximum earnings upside with 24 Ultramax and Supramax vessels for more stable, diversified revenue — provides exceptional operating leverage to rising freight rates. Vessel acquisitions since 2023 have appreciated significantly in value and have generated an IRR of approximately 30%, demonstrating Genco’s track record of accretive capital deployment.

o	$119 million in debt reduction, supporting industry-low leverage. Genco has reduced its debt by $119 million since 2021 resulting in a debt balance of $330 million as of March 31, 2026. Combined with a net loan-to-value ratio of approximately 20% and a cash flow breakeven of approximately $9,800 per day, this structure provides Genco exceptional financial flexibility to return capital to shareholders, pursue growth opportunities, and drive earnings power across market cycles. Total liquidity stands at approximately $405 million, including $54.8 million in cash and $350 million in undrawn revolving credit facility availability as of March 31, 2026.

Genco has an outstanding track record of driving profitable growth and is well positioned for long-term, sustainable value creation. The Genco Board believes all shareholders should have the opportunity to benefit from Genco’s standalone strategy, which aims to deliver substantially greater value than the Offer.

•	Diana’s grossly inadequate $23.50 per share Offer is below Genco’s net asset value (NAV). Diana’s $23.50 per share price is well below the current mean sell-side analyst NAV estimate of $26.54 per share and the current median sell-side analyst NAV estimate of $26.80 per share.[5] Rather than offering a premium in exchange for control of Genco while Genco operates in a strengthening drybulk market, the Offer requires Genco shareholders to accept a discount to NAV and the current share price.

•	The Offer fails to provide an appropriate control premium. Acquisition offers for publicly traded companies customarily include a meaningful premium to reflect the value of acquiring control. The Genco Board determined that Diana’s proposal provides no such premium, particularly given Genco’s strong near-term earnings momentum and the strengthening drybulk market environment.

•	The Star Bulk side transaction further highlights the inadequacy of the Offer. As part of its acquisition plan, Diana would sell sixteen (16) of Genco’s vessels to Star Bulk, another direct competitor of Genco, at an implied price of approximately $470.5 million — a discount of approximately 16% below these vessels’ average independent broker fair market valuation. This “fire sale” arrangement to help Diana consummate the transaction would further deprive Genco shareholders of the full fair value of their Shares by diverting value to Star Bulk.

(II)	The Genco Board believes that continuing to pursue Genco’s standalone plan will deliver substantially greater value for Genco’s shareholders than the Offer.

•	Genco is exceptionally positioned to capture value from a strengthening drybulk market. The Genco Board firmly believes that now is precisely the wrong time for Genco shareholders to accept the below-NAV Offer. The drybulk market is experiencing meaningful and accelerating strength:

5 Based on sell-side analyst NAV estimates published by SEB, Clarkson Securities, Fearnley Securities, Deutsche Bank and Pareto, each available as of May 13, 2026.

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o	Strong momentum continues. Capesize spot rates surpassed $40,000 per day in the second quarter of 2026, compared to an average of approximately $20,000 per day in the second quarter of 2025.

o	Genco’s strategic decisions have led to superior performance and returns and allows Genco to capture future upside. Genco maintains significant spot exposure in a strong market. Genco’s spot-focused commercial strategy is structured to directly capture this market upside, converting rate improvements into cash flow and dividends for shareholders. Since 2021, Genco has paid $310 million, or $7.16 per share, in dividends.

•	Genco’s modern, premium-earning fleet has significant and growing intrinsic value. Genco’s 44-vessel fleet represents a high-quality, modern collection of assets with over 16,000 available spot days annually — a platform that provides direct, scalable exposure to drybulk commodity markets globally. The following fleet attributes underpin Genco’s intrinsic value:

o	Modern fleet with a strong safety and operating record. With an average fleet age of approximately 12.5 years and significant investment in fuel-efficient, premium-earning vessels, Genco’s fleet commands rate premiums relative to older, less efficient tonnage. Fleet assets span major bulk commodities (iron ore, coal, bauxite) and minor bulk commodities (grain, steel products, fertilizer), providing diversified revenue exposure across global trade flows.

o	Proven commercial operating platform. Genco’s global commercial team actively manages vessel deployment through a portfolio approach utilizing spot market voyages, index-linked time charters, and opportunistic fixed-rate coverage — an active strategy designed to outperform peers on a TCE basis.

o	Appreciating asset values. Independent broker valuations confirm that the fair market value of Genco’s fleet is rising, as reflected in the increasing NAV estimates published by multiple sell-side analysts.

(III)  The Offer is another tactic in Diana’s attempts to acquire Genco on the cheap for the benefit of Diana and not Genco’s shareholders.

While Genco would be an extremely valuable asset for Diana, all of Genco’s shareholders — not Diana alone — should stand to benefit from Genco’s strong financial and operational performance, favorable market position, and opportunities for future growth. The Offer is another tactic in Diana’s attempt to acquire an industry leader with a premium earning fleet on the cheap, offering to pay Genco’s shareholders an inadequate price and no control premium. To support its takeover attempt, Diana has resorted to coercive tactics through the launch of a proxy contest through which Diana is attempting to replace the full Genco Board with its own handpicked nominees who may not act in the best interests of Genco shareholders. The Genco Board currently consists of a majority of independent directors bringing best-in-class dry bulk expertise along with other valuable skills and experiences. The Genco Board has a track record of generating meaningful returns and value for Genco shareholders — they are architects of the Comprehensive Value Strategy that has delivered superior returns, compelling dividends and disciplined capital allocation across drybulk market cycles.

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(IV)  The quantity and nature of the conditions to the Offer create significant uncertainty and risk.

The Genco Board believes that the numerous conditions in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing of completion. As described in greater detail in “Item 2. Identity and Background of Filing Person — Tender Offer” above, the Offer is subject to a significant number of conditions in favor of Diana, including the following, many of which are outside the control of Genco and create uncertainty around the likelihood that Diana will consummate the Offer:

•	Merger Agreement Condition

•	Minimum Tender Condition

•	Poison Pill Removal Condition

•	Affiliate Transaction Condition

•	Competition Laws Condition

•	Injunction Condition

•	Material Adverse Effect Condition

•	Compliance Condition

According to the Offer, each of the foregoing conditions are for the sole benefit of Diana and may be asserted by Diana in its discretion at any time and from time to time, prior to the expiration of the Offer. In other words, the Offer claims that Diana may assert whenever it chooses, for any reason it chooses, that a condition has not been satisfied, and such determination will not be subject to challenge. In light of these conditions, Genco’s shareholders cannot be assured that Diana would consummate the Offer.

(V)	The independent financial advisors to the Genco Board and the Strategic Committee have each delivered an opinion to the effect that, as of the date of each opinion, the consideration proposed to be received by Genco shareholders or to be paid to Genco shareholders (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such shareholders.

The Genco Board considered the fact that on May 13, 2026, Jefferies rendered its oral opinion to the Genco Board and the Strategic Committee, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Jefferies, as set forth in Jefferies’ written opinion, the consideration proposed to be paid by the Purchaser to the holders of Shares (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders of Shares.

The Genco Board also considered the fact that on May 13, 2026, Morgan Stanley separately rendered its oral opinion to the Genco Board and the Strategic Committee, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the consideration proposed to be received by the holders of Shares (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders of Shares.

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The full text of the written opinions of each of Jefferies and Morgan Stanley, each dated May 13, 2026, and each of which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken in connection with the opinion of such financial advisor, are attached as Annexes B and C, respectively, to this Statement on Schedule 14D-9. Each of Jefferies and Morgan Stanley provided a separate opinion for the information and assistance of the Genco Board and the Strategic Committee, respectively, in connection with the Genco Board’s and the Strategic Committee’s consideration of the Offer. The separate opinions of each of Jefferies and Morgan Stanley (i) do not constitute advice or recommendations as to whether any shareholder should tender such shareholder’s Shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter, (ii) do not address the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer, and (iii) opine only that, based on and subject to the various assumptions, qualifications, limitations and other matters described in their respective written opinions, as of the date thereof, the consideration proposed to be paid to the Genco shareholders (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders of Shares.

* * * * *

The foregoing discussion of the information and factors considered by the Genco Board is not meant to be exhaustive but includes the material information, factors and analyses considered by the Genco Board in reaching its conclusions and recommendations. The members of the Genco Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Genco and considered the advice of the Genco Board’s financial and legal advisors and the recommendation of the Strategic Committee. Given the number and variety of factors that the Genco Board considered, the members of the Genco Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Genco Board was made after considering the totality of the information and factors involved. In addition, individual members of the Genco Board may have given different weight to different factors.

Considering the factors described above, the Genco Board has determined that the Offer is not in the best interests of Genco and its shareholders.

ACCORDINGLY, THE GENCO BOARD UNANIMOUSLY RECOMMENDS THAT GENCO’S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES TO DIANA PURSUANT TO THE OFFER.

* * * * *

Intent to Tender

To Genco’s knowledge, after making reasonable inquiry, none of Genco’s executive officers, directors, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

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Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Strategic Committee has retained Jefferies as Genco’s financial advisor in connection with, among other things, the Strategic Committee’s and the Genco Board’s analysis and consideration of, and response to, the Offer. The Genco Board and the Strategic Committee selected Jefferies based on its qualifications, expertise and knowledge of Genco’s industry, business and goals. Genco has agreed to pay Jefferies (i) a fee of $750,000 payable at such time as Jefferies informed Genco that it was prepared to deliver the opinion attached hereto as Annex B, (ii) an up-front fee of $1.25 million payable to Jefferies upon execution of the engagement letter between Jefferies and Genco dated as of December 29, 2025 and (iii) a fee of $1.75 million, which became payable upon the occurrence of certain events in connection with the Annual Meeting6. In addition, Genco has agreed to reimburse Jefferies for certain expenses arising out of or in connection with its engagement and to indemnify Jefferies against certain liabilities relating to or arising out of its engagement.

Genco has retained Morgan Stanley as special advisor to the Genco Board financial advisor in connection with Genco’s analysis and consideration of, and response to, the Offer. Genco has agreed to pay Morgan Stanley a fee of $2 million, which became payable upon delivery of Morgan Stanley’s opinion attached hereto as Annex C. In addition, Genco has agreed to reimburse Morgan Stanley for certain expenses arising out of or in connection with its engagement and to indemnify Morgan Stanley against certain liabilities relating to or arising out of its engagement.

Genco has engaged MacKenzie to assist it in connection with Genco’s communications with its shareholders related to the Offer. Genco has agreed to pay customary compensation to MacKenzie for such services. In addition, Genco has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

Genco has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as public relations advisor in connection with the Offer. Genco has agreed to pay Joele Frank customary compensation for such services. In addition, Genco has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Genco has also retained The IGB Group (“IGB”) as its public relations advisor in connection with the Offer. Genco has agreed to pay IGB customary compensation for such services. In addition, Genco has agreed to reimburse IGB for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither Genco nor any person acting on Genco’s behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Genco’s shareholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with Genco’s employee benefit plans or except as otherwise noted below, no transactions with respect to the Shares have been effected by Genco or, to the knowledge of Genco, by any of its executive officers, directors, affiliates or subsidiaries during the past sixty (60) days, except for the following transactions:

6 The fees earned by Jefferies other than in respect of its opinion were included in the aggregate proxy solicitation expenses disclosed on page 82 of Genco’s definitive proxy statement, filed with the SEC on May 7, 2026.

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Transactions by Executive Officers and Directors

Name	Transaction Date	Number of Direct Shares	Share Price ($)	Transaction Description
Paramita Das	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
Kathleen C. Haines	03/18/2026	296.54	N/A	RSU Grant
	03/18/2026	167.92	N/A	RSU Grant
	03/18/2026	348.12	N/A	RSU Grant
	03/18/2026	458.68	N/A	RSU Grant
	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
	03/18/2026	66.1	N/A	RSU Grant
Basil G. Mavroleon	03/18/2026	41.1	N/A	RSU Grant
	03/18/2026	588.42	N/A	RSU Grant
	03/18/2026	296.54	N/A	RSU Grant
	03/18/2026	167.92	N/A	RSU Grant
	03/18/2026	348.12	N/A	RSU Grant
	03/18/2026	458.68	N/A	RSU Grant
	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
Karin Y. Orsel	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
Arthur L. Regan	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant

Transactions by Genco

None.

Item 7.	Purposes of the Transaction and Plans or Proposals

Genco routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. Genco’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Genco may conduct.

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Except as described in the preceding paragraph or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Genco is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Genco, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Genco or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Genco or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Genco. Additionally, except as described above or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Genco Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs.

Item 8.	Additional Information

Information Regarding the Compensation of Executive Officers

The information above under the headings “Employee Retention Plan,” “Employment Agreements,” and “Accelerated Vesting of Equity Awards” in Item 3. Past Contacts, Transactions, Negotiations and Agreements above is incorporated into this Item 8 by reference.

Quantification of Potential Payments to Genco’s Named Executive Officers in Connection with the Offer

The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the NEOs that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated, the Offer constitutes a change in control of Genco and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Offer.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offer. In the event that any payments to any NEO under the Employee Retention Plan or his employment agreement (if applicable) would be subject to Section 4999 of the Code, such payments will be either reduced to a level at which the excise tax is not triggered or paid in full (which would then be subject to the excise tax), whichever results in the better net after-tax position for such NEO. For purposes of calculating such amounts, Genco has assumed:

•	the relevant price is $23.50 per Share, which is the per Share consideration being offered to all shareholders of Genco in connection with the Offer;

•	May 13, 2026 as the date on which the Offer is consummated;

•	a termination of each NEO’s employment by Genco without cause or by the applicable NEO for good reason (in each case, as defined in the Employee Retention Plan) on May 13, 2026, based on the terms of the Employee Retention Plan; and

•	the amounts payable to the NEO would not result in the application of the excise tax under Section 4999 of the Code.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
John C. Wobensmith	$6,123,527	$8,013,078	$286,580	$14,423,184
Peter Allen	$1,728,321	$3,157,719	$115,602	$5,001,641
Joseph Adamo	$1,078,057	$837,352	$87,790	$2,003,199
Jesper Christensen	$1,822,321	$3,556,585	$58,273	$5,437,178
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(1)	Amounts shown reflect cash severance payable under the Employee Retention Plan, consisting of the following components: for Mr. Wobensmith, (i) a lump sum cash payment, paid on the sixtieth (60th) day following his termination date, equal to three (3) times the sum of (x) his base salary and (y) the average of the actual bonuses paid to him in respect of the three (3) calendar years immediately preceding the calendar year in which the termination date occurs; and (ii) a lump sum cash payment, paid on the sixtieth (60th) day following the termination date, equal to the amount determined by multiplying the average of the actual bonuses paid to him during the three (3) calendar years immediately preceding the year in which the termination date occurs by a fraction, the numerator of which is the number of days the employee was employed by Genco during the year in which the termination date occurs, through and including the termination date, and the denominator of which is three hundred sixty-five (365); and for the other NEOs, (i) a lump sum cash payment, paid on the sixtieth (60th) day following his termination date, equal to two (2) times the sum of (x) his base salary and (y) the average of the actual bonuses paid to him in respect of the three (3) calendar years immediately preceding the calendar year in which the termination date occurs; and (ii) a lump sum cash payment, paid on the sixtieth (60th) day following the termination date, equal to the product of (A) the greater of (x) the target annual bonus or (y) the actual bonus for the year in which the termination date occurs, assuming the performance period ended on the termination date, and (B) a fraction, the numerator of which is the number of days he was employed by Genco during the year in which the termination date occurs, through and including the termination date, and the denominator of which is three hundred sixty-five (365). Severance payments under the Employee Retention Plan are double trigger arrangements, meaning that both a change in control and qualifying termination of employment must occur, and are subject to the NEO’s execution and effectiveness of a release of claims. The amount of each component used to calculate the cash payment is set forth in the table below.

Name	Multiple of Base Salary and Average Actual Bonus Paid ($)	Pro Rata Bonus ($)
John C. Wobensmith	$5,704,000	$419,527
Peter Allen	$1,601,333	$126,988
Joseph Adamo	$1,020,667	$57,390
Jesper Christensen	$1,695,333	$126,988

(2)	Under the Employee Retention Plan, following a change in control and a qualifying termination, outstanding equity awards vest in full, with any performance-based awards vesting based upon deemed upon achievement of the performance metrics at the target level. The aggregate dollar value of stock awards for which vesting would be accelerated upon a double trigger termination of employment is as follows:

Name	Restricted Stock Units ($)	Performance Restricted Stock Units ($)
John C. Wobensmith	$3,443,291	$4,569,787
Peter Allen	$1,440,973	$1,716,746
Joseph Adamo	$331,820	$505,532
Jesper Christensen	$1,807,503	$1,749,082

(3)	Represents the cost of continued participation in Genco’s medical, dental, long-term disability, and life insurance benefit plan coverage for three (3) years for Mr. Wobensmith and up to two (2) years for the other NEOs and outplacement services. The benefits reported in this column are subject to double trigger vesting, meaning that both a change in control and qualifying termination of employment must occur.

State Anti-Takeover Laws

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, the Purchaser may be unable to accept Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the second-step merger. Genco reserves all rights to assert the applicability of such takeover laws and regulations.

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Appraisal or Dissenters’ Rights

Holders of Shares will not have dissenters’ rights as a result of the Offer. Additionally, the proposed second-step merger pursuant to Section 96 of the BCA contemplated by the conditions to the Offer may be consummated without the consent of the shareholders of Genco. Section 100(c) of the BCA provides that dissenters’ rights are not available under Section 100 of the BCA for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation provided in Section 96 of the BCA. Accordingly, holders of Shares who have not tendered their Shares in the Offer will not be entitled to receive payment of the fair value of their Shares under Section 100 of the BCA.

Rights Agreement

On October 1, 2025, Genco entered into the Rights Agreement. In connection therewith, the Genco Board declared a dividend of one Right per Share. The dividend was payable on October 13, 2025 to shareholders of record as of the close of business on such date (the “Record Date”). The description and terms of the Rights are set forth in the Rights Agreement.

On November 10, 2025, Genco entered into that certain first amendment to the Rights Agreement, which amended and restated the definition of “Acquiring Person” to change the beneficial ownership threshold to become an Acquiring Person (as defined in the Rights Agreement), to ten percent (10%) (or fifteen percent (15%) in the case of any 13G Investor (as defined in the Rights Agreement)).

On May 1, 2026, Genco entered into that certain second amendment to the Rights Agreement, which amended and restated the definition of “Acquiring Person” to change the beneficial ownership threshold to become an Acquiring Person to fifteen percent (15%).

The Rights

The Genco Board authorized the issuance of one Right with respect to each Share outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights will accompany any new Shares issued after the Record Date until the earlier of the Distribution Date (as defined below), the redemption date or the expiration date of the Rights, as described below.

Exercise Price

Each Right will allow its holder to purchase from Genco one one-thousandth of a share of Series B Preferred Stock, par value $0.01 per share (“Preferred Shares”), for $107.00, subject to adjustment under certain conditions (the “Purchase Price”), once the Rights become exercisable.

Exercisability

The Rights will not be exercisable until:

•	Ten (10) days after a person or group has become an “Acquiring Person” by obtaining beneficial ownership of fifteen percent (15%) or more of the outstanding Shares, or, if earlier;

•	Ten (10) business days (or a later date determined by the Genco Board before any person or group becomes an Acquiring Person) after a person or group Commences (as defined in the Rights Agreement) a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the “Distribution Date.” Until the Distribution Date, Genco’s Share certificates or, in the case of uncertificated shares, notations in the book-entry account system, will evidence the Rights. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Shares or book-entry shares will also constitute the transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Shares and be evidenced by Right certificates that Genco will mail to all eligible holders of Shares. Any Rights held by an Acquiring Person will be void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person
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or any associate or affiliate thereof may, upon exercise of a Right, purchase for the Purchase Price Shares with a market value of two (2) times the Purchase Price, based on the market price of the Shares prior to such acquisition. If Genco does not have a sufficient number of Shares available, Genco may under certain circumstances substitute Preferred Shares or other securities or property for Shares into which the Rights would have otherwise been exercisable.

•	Flip Over. If Genco is acquired in a merger or similar transaction after an Acquiring Person becomes such, all holders of Rights except the Acquiring Person or any associate or affiliate thereof may, upon exercise of a Right, purchase for the Purchase Price shares of the acquiring company with a market value of two (2) times the Purchase Price, based on the market price of the acquiring company’s stock prior to such transaction.

Preferred Share Provisions.

Each one one-thousandth of a Preferred Share, if issued:

•	will not be redeemable;

•	will entitle the holder to quarterly dividend payments equal to the dividend paid on one Share;

•	will have one (1) vote and vote together with the Shares, except as required by law; and

•	if Shares are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a payment equal to the payment made on one (1) Share.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of Common Stock.

Expiration

The Rights will expire at 5:00 P.M., New York City time on September 30, 2026 (the “Expiration Date”), unless such date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Genco Board as described below.

Redemption

The Genco Board may redeem the Rights for $0.01 per Right at any time before the earlier of the Expiration Date and the first date of public announcement that any person or group becomes an Acquiring Person. If the Genco Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted in the event of a stock split or stock dividends of the Shares.

Qualifying Offers.

In the event Genco receives a Qualifying Offer (as defined in the Rights Agreement) and the Genco Board does not redeem the outstanding Rights, exempt such Qualifying Offer from the terms of the Rights Agreement or call a special meeting of the shareholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within ninety (90) days of the Commencement of the Qualifying Offer (the “Board Evaluation Period”), the record holders of ten percent (10%) or more of the outstanding Shares may submit a written demand directing the Genco Board to propose a resolution exempting the Qualifying Offer from the Rights Agreement to be voted upon at a special meeting to be convened within ninety (90) days following the last day of the Board Evaluation Period (the “Special Meeting Period”). The Genco Board must take the necessary actions to cause such resolution to be submitted to a vote of the shareholders at a special meeting within the Special Meeting Period; provided, however, that the Genco Board may recommend in favor of or against or take no position with respect to the adoption of the resolution, as it determines to be appropriate in the exercise of the Genco Board’s fiduciary duties.

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Exchange

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns fifty percent (50%) or more of the outstanding Shares, the Genco Board may extinguish the Rights by exchanging one Share or an equivalent security or other property for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions

The Purchase Price, the number of Preferred Shares issuable and the number of outstanding Rights are subject to adjustment from time to time as set forth in the Rights Agreement to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split, or a reclassification of the Preferred Shares or Shares. No adjustments to the Purchase Price of less than one percent (1%) will be made.

Amendments

The terms of the Rights Agreement may be amended by the Genco Board without the consent of the holders of the Rights except that after a person or group becomes an Acquiring Person, the Genco Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Miscellaneous

The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement (including the amendments thereto), copies of which are filed as Exhibits (e)(63), (e)(65) and (e)(66) to this Statement and incorporated herein by reference.

The Schedule TO states that the Offer is conditioned upon, among other things, Genco having validly terminated the Rights Agreement and all of the Rights issued thereunder having been redeemed, or the Rights Agreement having been made inapplicable to the Offer, the transactions contemplated by the Diana/Genco Merger Agreement and Diana and its affiliates. Please see Annex A for more information regarding conditions to the Offer.

Effect of the Offer on Genco’s Outstanding Indebtedness

Genco and certain of its subsidiaries are subject to that certain Credit Agreement, dated as of August 3, 2021, as amended by the First Amendment to Credit Agreement, dated as of November 8, 2022, the Second Amendment to Credit Agreement, dated as of May 30, 2023, the Third Amendment to Credit Agreement, dated as of October 16, 2023, the Fourth Amendment to Credit Agreement, dated as of November 29, 2023, the Fifth Amendment to Credit Agreement, dated as of July 10, 2025, and the Sixth Amendment to Credit Agreement, dated as of February 27, 2026 (as amended, the “Credit Agreement”), by and among Genco, as borrower, the subsidiary guarantors party thereto, the lenders from time to time party thereto and Nordea, New York Branch, as administrative agent, collateral agent and security trustee, providing for a senior secured revolving credit facility with aggregate borrowing capacity of $680 million, subject to the terms, conditions and scheduled reductions set forth therein, and a stated maturity date of July 10, 2030.

The Credit Agreement contains “change in control” provisions. Under the Credit Agreement, a “Change in Control” means the occurrence of any of the following:

(i)	Genco ceases to own, directly or indirectly, one hundred percent (100%) of the shares in the subsidiary guarantors, other than following the sale of the collateral vessel owned by such guarantor and the prepayment of loans required under the Credit Agreement;

(ii)	any “person” or “group,” as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to certain exclusions for employee benefit plans and related fiduciaries or administrators, (i) becomes the beneficial owner, as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act, of more than thirty-five percent (35%) of the total voting power or voting equity interests of Genco or (ii) obtains the power, whether or not exercised, to elect, appoint or remove a majority of the Genco Board or similar governing body or executive committee thereof; or

(iii)	a majority of the directors on the Genco Board are replaced over a two-year period from the directors who constituted the Genco Board at the beginning of such period, and such replacement was not approved by a
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vote of at least a majority of the directors still in office who either were directors at the beginning of such period or whose election as directors was previously so approved.

In the event that a “Change in Control” occurs under the Credit Agreement, an immediate event of default will occur thereunder. Upon the occurrence and during the continuance of an event of default under the Credit Agreement, the administrative agent may, and at the request of the required lenders must, by notice to Genco, take any or all of the following actions, at the same or different times: terminate the commitments under the Credit Agreement; declare the obligations then outstanding under the Credit Agreement to be immediately due and payable in whole or in part, together with accrued interest, unpaid fees and all other liabilities of the loan parties and security providers under the Credit Agreement and the other loan documents; and exercise, or direct the collateral agent to exercise, any and all other rights and remedies available under applicable law, the Credit Agreement and the other loan documents, including remedies with respect to the collateral securing the obligations.

As of May 14, 2026, Genco had approximately $330 million of revolving loans outstanding under the Credit Agreement and approximately $350 million of remaining undrawn availability thereunder, subject to the borrowing base, collateral maintenance, financial covenant and other limitations set forth in the Credit Agreement.

Genco cannot assure shareholders that any waiver, consent or amendment of the “change in control” provisions would be obtainable, or that any replacement revolving credit facility, replacement liquidity source or other financing would be available, in each case on commercially reasonable terms, in a timely manner or at all. Accordingly, if the Offer is consummated, Genco’s liquidity and ability to operate its business could be materially and adversely impacted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains statements that may constitute forward-looking statements. These statements include, but are not limited to: statements related to Genco’s views and expectations regarding Diana’s unsolicited tender offer; any statements relating to the plans, strategies and objectives of management or the Genco Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Genco and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this release are the following: (i) Genco’s plans and objectives for future operations; (ii) that any transaction based on Diana’s non-binding indicative proposal or otherwise may not be consummated at all; (iii) the ability of Genco and its shareholders to recognize the anticipated benefits of any such transaction; (iv) the exercise of the discretion of the Genco Board regarding the declaration of dividends, including without limitation the amount that the Genco Board determines to set aside for reserves under our dividend policy; and (v) other factors listed from time to time in our filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Genco Board each quarter after its review of our financial performance, market developments, and the best interests of Genco and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. In addition, the forward-looking statements included in this Statement represent Genco’s views as of the date of this Statement and these views could change. However, while Genco may elect to update these forward-looking statements at some point, Genco specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing Genco’s views as of any date subsequent to the date of this Statement.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

Genco has filed a definitive proxy statement on Schedule 14A, an accompanying WHITE proxy card, and other relevant documents with the SEC in connection with the solicitation of proxies from Genco’s shareholders for the 2026 Annual Meeting. GENCO’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ GENCO’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING WHITE PROXY CARD, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement, an accompanying WHITE proxy card, any amendments or supplements to the definitive proxy statement, and other documents that Genco files with the SEC at no charge from the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of Genco’s investor relations website at https://investors.gencoshipping.com/.

Item 9.	Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Statement issued by Genco on January 16, 2026 (incorporated by reference to Genco’s DEFA14A, filed on January 16, 2026).
(a)(2)	Statement issued by Genco on March 6, 2026 (incorporated by reference to Genco’s DEFA14A, filed on March 6, 2026).
(a)(3)	Statement issued by Genco on March 19, 2026 (incorporated by reference to Genco’s DEFA14A, filed on March 19, 2026).
(a)(4)	Statement issued by Genco on March 20, 2026 (incorporated by reference to Genco’s DEFA14A, filed on March 20, 2026).
(a)(5)	Statement issued by Genco on March 30, 2026 (incorporated by reference to Genco’s DEFA14A, filed on March 30, 2026).
(a)(6)	Letter to shareholders of Genco, issued on March 31, 2026 (incorporated by reference to Genco’s DEFA14A, filed on March 31, 2026).
(a)(7)	Statement issued by Genco on April 7, 2026 (incorporated by reference to Genco’s DEFA14A, filed on April 7, 2026).
(a)(8)	Advertisements posted by Genco on April 8, 2026 (incorporated by reference to Genco’s DEFA14A, filed on April 8, 2026).
(a)(9)	Statement issued by Genco on April 13, 2026 (incorporated by reference to Genco’s DEFA14A, filed on April 13, 2026).
(a)(10)	Statement issued by Genco on April 24, 2026 (incorporated by reference to Genco’s DEFA14A, filed on April 24, 2026).
(a)(11)	Statement issued by Genco on May 1, 2026 (incorporated by reference to Genco’s DEFA14A, filed on May 1, 2026).
(a)(12)	Statement issued by Genco on May 4, 2026 (incorporated by reference to Genco’s pre-commencement Schedule 14D-9C, filed on May 4, 2026).
(a)(13)	Letter to shareholders of Genco, issued on May 7, 2026 (incorporated by reference to Genco’s DEFA14A, filed on May 7, 2026).
(a)(14)	Statement issued by Genco on May 7, 2026 (incorporated by reference to Genco’s DEFA14A, filed on May 8, 2026).
(a)(15)	Statement issued by Genco on May 12, 2026 (incorporated by reference to Genco’s DEFA14A, filed on May 12, 2026).
(a)(16)	Opinion of Jefferies LLC, dated as of May 13, 2026 (included as Annex B to this Statement).*
(a)(17)	Opinion of Morgan Stanley & Co. LLC, dated as of May 13, 2026 (included as Annex C to this Statement).*
(e)(1)	Excerpts from Genco’s Definitive Proxy Statement on Schedule 14A, filed on May 7, 2026.*
(e)(2)	Genco Shipping & Trading Limited Amended and Restated 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Genco’s Form 10-K for the fiscal year ended December 31, 2025)
(e)(3)	Genco Shipping & Trading Limited Employee Retention Plan (incorporated by reference to Exhibit 10.1 to Genco’s Current Report on Form 8-K, filed on March 27, 2026)
38

Exhibit No.	Description
(e)(4)	Letter Agreement dated September 1, 2007 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.2 to Genco’s Current Report on Form 8-K, filed on September 21, 2007).
(e)(5)	Letter Agreement dated June 23, 2014 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.1 to Genco’s Current Report on Form 8-K, filed on June 27, 2014).
(e)(6)	Letter Agreement dated April 30, 2015 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.1 to Genco’s Current Report on Form 8-K, filed on May 4, 2015).
(e)(7)	Letter Agreement dated March 23, 2017 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.56 to Genco’s Form 10-K for the fiscal year ended December 31, 2016).
(e)(8)	Letter Agreement dated August 7, 2019 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.1 to Genco’s Form 10-Q for the quarterly period ended June 30, 2019).
(e)(9)	Letter Agreement dated February 27, 2024 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.63 to Genco’s Form 10-K for the fiscal year ended December 31, 2023).
(e)(10)	Letter Agreement dated May 6, 2025 by and between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.9 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(11)	Letter Agreement dated May 6, 2025 by and between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.10 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(12)	Option Agreement dated March 4, 2019 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.6 to Genco’s Form 10-Q for the quarterly period ended March 31, 2019).
(e)(13)	Option Agreement, dated February 25, 2020 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.7 to Genco’s Form 10-Q for the quarterly period ended March 31, 2020).
(e)(14)	Option Agreement, dated February 23, 2021 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.66 to Genco’s Report Form 10-K for the fiscal year ended December 31, 2021).
(e)(15)	Option Agreement dated February 25, 2020 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.9 to Genco’s Form 10-Q for the quarterly period ended March 31, 2020).
(e)(16)	Option Agreement dated February 23, 2021 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.68 to Genco’s Form 10-K for the fiscal year ended December 31, 2021).
(e)(17)	Restricted Stock Unit Agreement dated February 23, 2021 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.62 to Genco’s Form 10-K for the fiscal year ended December 31, 2021).
(e)(18)	Restricted Stock Unit Agreement dated February 23, 2022 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.2 to Genco’s Form 10-Q for the quarterly period ended March 31, 2022).
(e)(19)	Restricted Stock Unit Agreement dated December 23, 2022 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.83 to Genco’s Form 10-K for the fiscal year ended December 31, 2022).
(e)(20)	Restricted Stock Unit Grant Agreement dated April 14, 2023 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.1 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
39

Exhibit No.	Description
(e)(21)	Restricted Stock Unit Grant Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.1 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
(e)(22)	Restricted Stock Unit Grant Agreement dated February 18, 2025 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.1 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(23)	Restricted Stock Unit Grant Agreement dated February 16, 2026, by and between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.8 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(24)	Restricted Stock Unit Grant Agreement dated April 14, 2023 between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.2 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(25)	Restricted Stock Unit Grant Agreement dated June 16, 2023 between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.9 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(26)	Restricted Stock Unit Grant Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.2 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
(e)(27)	Restricted Stock Unit Grant Agreement dated February 18, 2025 between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.2 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(29)	Restricted Stock Unit Grant Agreement dated February 16, 2026 between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.2 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(29)	Restricted Stock Unit Grant Agreement dated April 14, 2023 between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.4 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(30)	Restricted Stock Unit Grant Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.4 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
(e)(31)	Restricted Stock Unit Grant Agreement dated February 18, 2025 between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.4 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(32)	Restricted Stock Unit Grant Agreement dated February 16, 2026 between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.11 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(33)	Restricted Stock Unit Agreement dated February 23, 2021 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.64 to Genco’s Form 10-K for the fiscal year ended December 31, 2021).
(e)(34)	Restricted Stock Unit Agreement dated February 23, 2022 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.4 to Genco’s Form 10-Q for the quarterly period ended March 31, 2022).
(e)(35)	Restricted Stock Unit Agreement dated December 23, 2022 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.85 to Genco’s Form 10-K for the fiscal year ended December 31, 2022).
(e)(36)	Restricted Stock Unit Agreement dated April 14, 2023 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.3 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(37)	Restricted Stock Unit Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.3 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
40

Exhibit No.	Description
(e)(38)	Restricted Stock Unit Agreement dated February 18, 2025 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.3 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(39)	Restricted Stock Unit Agreement dated February 16, 2026 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.10 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(40)	Performance PRSU Grant Agreement dated April 14, 2023 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.5 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(41)	Performance PRSU Grant Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.5 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
(e)(42)	Performance Restricted Stock Unit Grant Agreement dated February 18, 2025, by and between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.5 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(43)	Performance Restricted Stock Unit Grant Agreement dated February 16, 2026 between Genco Shipping & Trading Limited and John C. Wobensmith (incorporated by reference to Exhibit 10.4 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(44)	Performance PRSU Grant Agreement dated June 16, 2023 between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.10 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(45)	Performance PRSU Grant Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.10 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
(e)(46)	Performance Restricted Stock Unit Grant Agreement dated February 18, 2025, by and between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.6 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(47)	Performance Restricted Stock Unit Grant Agreement dated February 16, 2026, by and between Genco Shipping & Trading Limited and Peter Allen (incorporated by reference to Exhibit 10.5 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(48)	Performance PRSU Grant Agreement dated April 14, 2023 between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.8 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(49)	Performance PRSU Grant Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.8 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
(e)(50)	Performance Restricted Stock Unit Grant Agreement dated February 18, 2025, by and between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.8 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
(e)(51)	Performance Restricted Stock Unit Grant Agreement dated February 16, 2026, by and between Genco Shipping & Trading Limited and Jesper Christensen (incorporated by reference to Exhibit 10.7 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(52)	Performance PRSU Grant Agreement dated April 14, 2023 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.7 to Genco’s Form 10-Q for the quarterly period ended June 30, 2023).
(e)(53)	Performance PRSU Grant Agreement dated February 21, 2024 between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.7 to Genco’s Form 10-Q for the quarterly period ended March 31, 2024).
(e)(54)	Performance Restricted Stock Unit Grant Agreement dated February 18, 2025, by and between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.10 to Genco’s Form 10-Q for the quarterly period ended March 31, 2025).
41

Exhibit No.	Description
(e)(55)	Performance Restricted Stock Unit Grant Agreement dated February 16, 2026, by and between Genco Shipping & Trading Limited and Joseph Adamo (incorporated by reference to Exhibit 10.10 to Genco’s Form 10-Q for the quarterly period ended March 31, 2026).
(e)(56)	$450 million Credit Agreement, dated August 3, 2021, by and among Genco Shipping & Trading Limited as Borrower, the other Guarantors party thereto, the Lenders party thereto, Nordea Bank Abp, New York Branch, as Administrative Agent, Collateral Agent, Security Trustee and Sustainability Coordinator, Nordea Bank Abp, New York Branch, Skandinaviska Enskilda Banken AB (publ), and DNB Markets, Inc., as Mandated Lead Arrangers and Bookrunners, and ING Bank N.V., London Branch and CIT Bank, N.A., as Co-Arrangers (incorporated by reference to Exhibit 10.38 to Genco’s Form 10-K for the fiscal year ended December 31, 2025).
(e)(57)	First Amendment to Credit Agreement, dated November 8, 2022, by and among Genco Shipping & Trading Limited as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Nordea Bank Abp, New York Branch, as Administrative Agent, Collateral Agent, and Security Trustee (incorporated by reference to Exhibit 10.39 to Genco’s Form 10-K for the fiscal year ended December 31, 2025).
(e)(58)	Second Amendment to Credit Agreement, dated May 30, 2023, by and among Genco Shipping & Trading Limited as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Nordea Bank Abp, New York Branch, as Administrative Agent, Collateral Agent, and Security Trustee (incorporated by reference to Exhibit 10.60 to Genco’s Form 10-K for the fiscal year ended December 31, 2025).
(e)(59)	Third Amendment to Credit Agreement, dated October 16, 2023, by and among Genco Shipping & Trading Limited as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Nordea Bank Abp, New York Branch, as Administrative Agent, Collateral Agent, and Security Trustee (incorporated by reference to Exhibit 10.61 to Genco’s Form 10-K for the fiscal year ended December 31, 2025).
(e)(60)	Fourth Amendment to Credit Agreement, dated November 29, 2023, by and among Genco Shipping & Trading Limited as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Nordea Bank Abp, New York Branch, as Administrative Agent, Collateral Agent, and Security Trustee (incorporated by reference to Exhibit 10.62 to Genco’s Form 10-K for the fiscal year ended December 31, 2025).
(e)(61)	Fifth Amendment to Credit Agreement, dated July 10, 2025, by and among Genco Shipping & Trading Limited as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Nordea Bank Abp, New York Branch, as Administrative Agent, Collateral Agent, and Security Trustee (incorporated by reference to Exhibit 10.73 to Genco’s Form 10-K for the fiscal year ended December 31, 2025).
(e)(62)	Sixth Amendment to Credit Agreement, dated February 27, 2026, by and among Genco Shipping & Trading Limited as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Nordea Bank Abp, New York Branch, as Administrative Agent, Collateral Agent, and Security Trustee (incorporated by reference to Exhibit 10.1 to Genco’s Current Report on Form 8-K, filed on February 27, 2026).
(e)(63)	Rights Agreement, dated October 1, 2025, between Genco Shipping & Trading Limited and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Genco’s Current Report on Form 8-K, filed on October 1, 2025).
(e)(64)	Statement of Designations of Series B Preferred Stock of Genco Shipping & Trading Limited (incorporated by reference to Exhibit 3.1 to Genco’s Current Report on Form 8-K, filed on October 1, 2025).
(e)(65)	First Amendment to the Rights Agreement, dated November 10, 2025, between Genco Shipping & Trading Limited and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Genco’s Current Report on Form 8-K, filed on November 10, 2025).
(e)(66)	Second Amendment to the Rights Agreement, dated May 1, 2026, between Genco Shipping & Trading Limited and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Genco’s Current Report on Form 8-K, filed on May 1, 2026).

*	Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to shareholders.
42

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 15, 2026

GENCO SHIPPING & TRADING LIMITED

By:	/s/ Peter Allen
Peter Allen
Chief Financial Officer (Principal Executive Officer)
43

ANNEX A

Conditions to the Offer

The Schedule TO provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Purchaser’s rights to extend and amend the Offer, Diana and the Purchaser shall not be required to accept for purchase any Shares tendered pursuant to the Offer, and may terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of Diana and the Purchaser, any one or more of the following conditions shall not have been satisfied:

•	Merger Agreement Condition. Genco shall have entered into a definitive merger agreement with Diana and the Purchaser substantially in the form of the Diana/Genco Merger Agreement and attached to this Offer to Purchase as Annex A, with (i) changes required to reflect the Top-Up Option (as defined in the Schedule TO), (ii) changes required to reflect completion of the Offer followed by a second-step merger under Section 96 of the BCA, (iii) disclosure schedules provided by Genco that are reasonably acceptable to us, and (iv) any other changes mutually agreed between Diana and Genco.

•	Minimum Tender Condition. Genco shareholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, together with the Shares already owned by Diana, constitutes at least a majority of the then-outstanding Shares on a fully diluted basis (which includes all Shares issuable upon the exercise, conversion, exchange or settlement of any options, rights, awards or securities that are exercisable for, settled in or convertible into Shares then outstanding regardless of whether or not then vested, convertible or exercisable).

•	Poison Pill Removal Condition. Either (i) the Rights Agreement shall have been validly terminated and all of the Rights shall have been redeemed or (ii) the Rights Agreement shall have been otherwise made inapplicable to the Offer, the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger), and Diana and its affiliates.

•	Affiliate Transaction Condition. The Genco Board shall have validly approved the Diana/Genco Merger Agreement and the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger) for purposes of Article M of the Genco Articles of Incorporation, which prohibits Genco from entering into any transaction, agreement, or arrangement with any shareholder of Genco (such as Diana) without the approval of either a majority of the Genco Board (excluding any directors that have or are designated by a party that has a material interest in the transaction) or the holders of a majority of the then-outstanding shares of capital stock of Genco (excluding any Genco shareholders that have a material interest in the transaction) such that Article M of the Genco Articles of Incorporation would not prohibit, restrict, or apply to the Diana/Genco Merger Agreement or the transactions contemplated by the Diana/Genco Merger Agreement (including the second-step merger).

•	Competition Laws Condition. Any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority required to consummate the Offer and the second-step merger shall have expired or been obtained.

•	Injunction Condition. No governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or the second-step merger illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the second-step merger.

•	Material Adverse Effect Condition. There shall not have occurred any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. The term “Material Adverse Effect” means any events, circumstances, changes, developments, or effects that, individually or taken together with all other events, circumstances, changes, developments or effects, are or would reasonably be expected to be material and adverse to the condition (financial or otherwise), results of operations, business, assets or properties of Genco and its subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any event, circumstance, change, development, or effect to the extent arising out of or resulting from (i) any failure of
Annex A-1

Genco to meet any projections or forecasts or any decrease in the market price of Common Shares (it being understood and agreed that any event, circumstance, change, development or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Material Adverse Effect), (ii) any events, circumstances, changes, developments or effects that affect the dry bulk shipping industry generally, (iii) any general market, economic, financial or political conditions, or outbreak of hostilities or war, in the United States or elsewhere, (iv) the announcement or commencement of this Offer to Purchase, (v) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Offer to Purchase, or the taking of any action at the written request of or with the prior written consent of Diana, (vi) earthquakes, hurricanes or other natural disasters, or (vii) changes in applicable law or U.S. generally accepted accounting principles, which in the case of each of clauses (ii), (iii), (vi) and (vii) do not disproportionately affect Genco and its Subsidiaries, taken as a whole, relative to other participants in the dry bulk shipping industry in the geographic regions in which Genco and its subsidiaries operate.

•	Compliance Condition. Genco shall not have taken any action or actions that would have constituted a breach in any material respect of the interim operating provisions set forth in Section 6.1 of the Diana/Genco Merger Agreement as if such agreement had been entered into as of the date of this Offer.

The Schedule TO provides that, if any such condition is not satisfied before the Expiration Date, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in the Schedule TO, retain all such Shares until the expiration of the Offer as so extended, (iii) to the extent permitted by applicable law, waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not validly withdrawn or (iv) delay acceptance of Shares for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

According to the Schedule TO, the purpose of the Offer is for Diana through the Purchaser to acquire control of, and ultimately the entire equity interest in, Genco. According to the Schedule TO, subject to the foregoing conditions, Diana will acquire any and all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is 5:00 p.m., New York City time, on June 2, 2026, unless extended by the Purchaser (the “Expiration Date”). If the Offer is extended, Diana has stated that it will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

The Schedule TO provides that the foregoing conditions are for the sole benefit of Diana and the Purchaser and may be asserted by them in their discretion or may be waived by them in their discretion, in whole or in part, at any time and from time to time before the Expiration Date, subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer. The failure by the Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time before the Expiration Time. The Schedule TO provides that, should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering shareholders.

Annex A-2

ANNEX B

Opinion of Jefferies LLC

May 13, 2026

Board of Directors
Strategic Committee of the Board of Directors

Genco Shipping & Trading Limited
299 Park Avenue
New York, NY 10171

Members of the Board of Directors and the Strategic Committee:

We understand that 4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (“Purchaser”) and a wholly owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (“Diana”) commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Shares”) of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”) (including the associated preferred stock purchase rights (the “Rights”) and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, and that Second Amendment, dated May 1, 2026, and as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $23.50 per share in cash (the “Consideration”). The terms and conditions of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Diana and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 4, 2026 (the “Schedule TO”) provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, Purchaser will pay the Consideration for each Share validly tendered. We note that, if the Offer is consummated, Purchaser intends to consummate a merger with Genco (the “Merger” and together with the Offer, the “Transaction”) in which all remaining holders of Common Shares would receive the highest price paid per Share in the Offer, without interest. We also understand that Diana has entered into a purchase and sale agreement with Star Bulk Carriers Corp. (“Star Bulk”), pursuant to which Star Bulk has agreed to acquire certain assets of Genco, conditioned on Diana’s completion of the acquisition of Genco, and we express no opinion with respect to any such transaction.

You, the Board of Directors of Genco (the “Board”) and the Strategic Committee of the Board (the “Strategic Committee”), have asked for our opinion as to the adequacy, from a financial point of view, to the holders of Common Shares (other than Diana and any of its affiliates) of the Consideration proposed to be paid by the Offeror in the Transaction.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available financial and other information about Genco and the industry in which it operates;

(ii)	reviewed certain information furnished to us by Genco management relating to the business, operations, assets and prospects of Genco, including internal projected
Annex B-1

financial data for Genco prepared by Genco management and approved for our use by the Board (the “Genco Forecasts”);

(iii)	held discussions with members of senior management of Genco with respect to certain aspects of the Offer, and the business, operations and prospects of Genco;

(iv)	compared the financial performance of Genco and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(v)	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain other transactions that we deemed relevant;

(vi)	reviewed the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein;

(vii)	reviewed a draft of the Solicitation/ Recommendation Statement of Genco to be filed on Schedule 14D-9 with the SEC, in the form provided to us by Genco management on May 13, 2026 (the “Recommendation”); and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, with your permission, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by or on behalf of Genco or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of Genco management that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Genco, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. We have not evaluated the solvency of Genco, Diana or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to us and, at your direction, reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to the Genco Forecasts prepared by Genco management and provided to us by Genco, you have informed us, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of Genco management as to the future financial performance of Genco. At your direction, we have used and relied upon the Genco Forecasts in our review and analysis and in rendering this opinion. We express no opinion as to whether the Genco Forecasts will be realized in the amounts and at the times projected.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof, and the information made available to

Annex B-2

us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm our opinion.

We have made no independent investigation of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, or any settlements thereof, to which Genco is or may be a party or is or may be subject, and this opinion does not consider the potential effects of any such litigation, actions, claims, other contingent liabilities or settlements. For purposes of our analysis and opinion, we have assumed that the statements made by Diana, Genco, the Board and others in the Offer, the Recommendation and any related documents are accurate and complete in all respects material to our analysis.

This opinion is provided to the Board and the Strategic Committee (each in its capacity as such) for the use and benefit of the Board and the Strategic Committee in their evaluation of the Offer. We have not been asked to pass upon, and express no opinion with respect to, any matter other than the adequacy from a financial point of view to the holders (other than Diana and its affiliates) of Common Shares, as of the date hereof, of the Consideration proposed to be paid to such holders pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transaction. We do not express any view on and our opinion does not address, the fairness or adequacy of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies or Genco, or as to the fairness or adequacy of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Genco, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Offer or the Transaction, including without limitation, the structure or form of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to other strategies or transactions that might be available to Genco or in which Genco might engage. In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any third party with respect to the acquisition of any or all of the Common Shares or any business combination or other extraordinary transaction involving Genco. Our opinion does not constitute a recommendation to the Board, the Strategic Committee, or to any holder of Common Shares or to any other person in respect of the Transaction, including as to whether any person should tender Shares in the Offer or take any other action in respect of the Transaction or any matter related thereto. We express no opinion as to the price at which Common Shares will trade at any time in the future. Our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.

We have acted as Genco’s financial advisor in connection with the Strategic Committee of the Board and the Board’s consideration of, and assessment and response to, the Offer and other matters pursuant to our engagement by the Strategic Committee. We expect to receive certain fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is withdrawn, and a fee which is payable upon the delivery of this opinion. In addition, Genco has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement.

During the past two years, we have not been engaged to provide financial advisory services or financing services to Diana, and we have not received any compensation from Diana during such period. During the two year period preceding the date of this letter, we have provided financial

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advisory services to Genco for which we have received approximately $6.0 million in the aggregate, which includes fees paid to us by Genco for (i) financial advisory services in connection with a proxy contest in 2024, and (ii) financial advisory services to the Board and the Strategic Committee in connection with proposals by Diana to acquire Genco. During the past two years, we have provided financing services to Star Bulk for which we have received no compensation. In the ordinary course of our business, we and our affiliates trade and hold securities of Genco for our own account and for the accounts of our customers and hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Genco, Diana, Star Bulk or entities that are affiliated with Genco, Diana or Star Bulk, for which we would expect to receive compensation. Our opinion may be reproduced in full in any recommendation statement mailed to stockholders of Genco but may not otherwise be used, referred to, or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid by the Offeror to holders of Common Shares (other than Diana and its affiliates) in the Transaction is inadequate, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

Jefferies LLC

Annex B-4

ANNEX C

Opinion of Morgan Stanley & Co. LLC

May 13, 2026

Board of Directors

Strategic Committee of the Board of Directors

Genco Shipping & Trading Limited

299 Park Avenue, 12th Floor

New York, New York 10171

Members of the Board and the Strategic Committee:

We understand that, on May 4, 2026, 4 Dragon Merger Sub Inc. ( “Purchaser”), a direct wholly-owned subsidiary of Diana Shipping Inc. (“Diana Shipping”), commenced an offer (the “Offer”) to purchase each of the issued and outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Company Common Stock”), of Genco Shipping & Trading Limited (the “Company”) for $23.50 per share, in cash, without interest and less any required withholding taxes (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash (the “Offer to Purchase”) and the related Letter of Transmittal (together with the Offer to Purchase, in each case as amended through the date hereof, the “Offer Documents”), each contained in the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed by Diana Shipping and Purchaser on May 4, 2026. The Offer Documents provide that the Offer is conditioned on, among other things, the Company’s entry into an agreement and plan of merger with Diana Shipping and Purchaser substantially in the form attached as Annex A to the Offer to Purchase (the “Proposed Merger Agreement”) which would provide for, among other things, following completion of the Offer, the merger of Purchaser with and into the Company (the “Merger” and, together with the Offer, the “Proposed Transaction”) pursuant to which each remaining outstanding share of Company Common Stock (other than shares held in treasury by the Company and shares owned by Diana Shipping and its wholly-owned subsidiaries) would be converted into the right to receive an amount in cash equal to same price paid per share of Company Common Stock in the Offer, without interest and subject to any required withholding taxes.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of shares of Company Common Stock pursuant to the Offer is adequate from a financial point of view to the holders of Company Common Stock (other than Diana Shipping and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;
3)	Reviewed certain financial projections prepared by the management of the Company;
4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;
5)	Reviewed the reported prices and trading activity for the Company Common Stock;
6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;
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7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
8)	Reviewed certain third-party vessel appraisals and broker valuation reports (the “Third-Party Valuations”);
9)	Reviewed the Offer Documents and certain related documents; and
10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Proposed Transaction would be consummated in accordance with the terms set forth in the Offer Documents without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction. We do not express any view on, and this opinion does not address, any other term or aspect of the Offer Documents, the Proposed Merger Agreement or the transactions contemplated thereby, or any term or aspect of any other agreement or instrument contemplated by the Offer Documents or the Proposed Merger Agreement or entered into or amended in connection therewith. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, whether relative to the Offer Consideration to be received by the holders of shares of the Company Common Stock in the Proposed Transaction or otherwise. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, Diana Shipping or any other party, nor have we been furnished with any such valuations or appraisals other than the Third-Party Valuations. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors (the “Board”) and the Strategic Committee of the Board (the “Strategic Committee”) of the Company in connection with the Offer and will receive a fee for the rendering of our opinion as to whether the Offer Consideration to be received by the holders of Company Common Stock pursuant to the Offer is adequate from a financial point of view to the holders of Company Common Stock (other than Diana Shipping and its affiliates). In the two years prior to the date hereof, we have provided financial advisory services for the Company and have received fees in connection with such services. In the two years prior to the date hereof, we have not received any fees for financial advisory or financing services from Diana Shipping or Star Bulk Carriers Corporation (“Star Bulk Carriers”). Morgan Stanley may seek to provide financial advisory and financing services to the Company, Diana Shipping, Star Bulk Carriers and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers

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may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Diana Shipping, Star Bulk Carriers or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board and the Strategic Committee and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Offer if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of Company Common Stock should tender such shares in connection with the Offer or take any other action with respect to the Proposed Transaction or the Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of Company Common Stock pursuant to the Offer is inadequate from a financial point of view to the holders of shares of Company Common Stock (other than Diana Shipping and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Kristin Lindia
Kristin Lindia Managing Director

Annex C-1

ANNEX D

Non-GAAP Financial Measures

EBITDA Reconciliation and Time Charter Equivalent Reconciliation

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
	(Dollars in thousands)
EBITDA Reconciliation:	(unaudited)
Net income (loss) attributable to Genco Shipping & Trading Limited	$9,309	$(11,923)
+ Net interest expense	3,833	2,179
+ Depreciation and amortization	21,038	17,665
EBITDA(1)	$34,180	$7,921

+ Impairment of vessel assets	527	-
+ Net gain on sale of vessels	(2,075)	-
+ Other operating expense	3,826	-
+ Unrealized gain on fuel hedges	(238)	(6)
Adjusted EBITDA	$36,220	$7,915

	Three Months Ended
	March 31, 2026	March 31, 2025
FLEET DATA:	(unaudited)
Total number of vessels at end of period	44	42
Average number of vessels (2)	43.4	42.0
Total ownership days for fleet (3)	3,903	3,780
Total chartered-in days (4)	404	273
Total available days for fleet (5)	4,127	3,777
Total available days for owned fleet (6)	3,723	3,504
Total operating days for fleet (7)	4,104	3,732
Fleet utilization (8)	99.2%	98.0%

AVERAGE DAILY RESULTS:
Time charter equivalent (9)	$19,346	$11,884
Daily vessel operating expenses per vessel (10)	6,805	6,592

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1)	EBITDA represents net income (loss) attributable to Genco Shipping & Trading Limited plus net interest expense, taxes, and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP (i.e. non-GAAP measure) and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.
2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.
3)	We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
4)	We define chartered-in days as the aggregate number of days in a period during which we chartered-in third-party vessels.
5)	We define available days as the number of our ownership days and chartered-in days less the aggregate number of days that our vessels are off-hire due to familiarization upon acquisition, repairs or repairs under guarantee, vessel upgrades or special surveys. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.
6)	We define available days for the owned fleet as available days less chartered-in days.
7)	We define operating days as the number of our total available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
8)	We calculate fleet utilization as the number of our operating days during a period divided by the number of ownership days plus chartered-in days less drydocking days.
9)	We define TCE rates as our voyage revenues less voyage expenses, charter hire expenses, and realized gain or losses on fuel hedges, divided by the number of the available days of our owned fleet during the period. TCE rate is not an item recognized by U.S. GAAP (i.e., it is a non-GAAP measure). However it is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts. Our estimated TCE for the second quarter of 2026 is based on fixtures booked to date. Actual results may vary based on the actual duration of voyages and other factors. Accordingly, we are unable to provide, without unreasonable efforts, a reconciliation of estimated TCE for the second quarter to the most comparable financial measures presented in accordance with GAAP.

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Total Fleet	(unaudited)
Voyage revenues (in thousands)	$114,429	$71,269
Voyage expenses (in thousands)	36,276	27,354
Charter hire expenses (in thousands)	6,096	2,285
Realized (loss) gain on fuel hedges (in thousands)	(40)	8
	72,017	41,638

Total available days for owned fleet	3,723	3,504
Total TCE rate	$19,346	$11,884

10)	We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

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